   As filed with the Securities and Exchange Commission on October 20, 1999
                                                     Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                                 MAXYGEN, INC.
            (Exact name of Registrant as specified in its charter)

                                ---------------

             Delaware                               8731                            77-0449487
   (State or other jurisdiction         (Primary Standard Industrial             (I.R.S. Employer
 of incorporation or organization)       Classification Code Number)           Identification No.)

                                 MAXYGEN, INC.
                              515 Galveston Drive
                        Redwood City, California 94063
                                (650) 298-5300
  (Address, including zip code, and telephone number, including area code, of
                 Maxygen, Inc.'s principal executive offices)

                                ---------------
                           RUSSELL J. HOWARD, Ph.D.
                     President and Chief Executive Officer
                                 MAXYGEN, INC.
                              515 Galveston Drive
                        Redwood City, California 94063
                                (650) 298-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

                 JULIAN N. STERN                                    BARRY E. TAYLOR
                AUGUST J. MORETTI                                  TREVOR J. CHAPLICK
         HELLER EHRMAN WHITE & MCAULIFFE                    WILSON SONSINI GOODRICH & ROSATI
          2500 Sand Hill Road, Suite 100                        PROFESSIONAL CORPORATION
        Menlo Park, California 94025-7063                          650 Page Mill Road
            Telephone: (650) 234-4229                         Palo Alto, California 94304
            Facsimile: (650) 234-4299                          Telephone: (650) 493-9300
                                                               Facsimile: (650) 845-5000

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------
                                                      Proposed
                                                       Maximum       Amount of
                                                      Aggregate     Registration
      Title of securities to be registered        Offering Price(1)     Fee
--------------------------------------------------------------------------------
Common Stock, $.0001 par value...................    $80,500,000      $22,379
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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion. Dated October 20, 1999.

                                         Shares

                                 {MAXYGEN LOGO}

                                  Common Stock

                                  -----------

  This is an initial public offering of    shares of common stock of Maxygen,
Inc. All of the shares of common stock are being sold by Maxygen.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will
be between $     and $     . Application has been made for quotation of the
common stock on The Nasdaq National Market under the symbol "MAXY".

  See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                          Per Share    Total
                                                          --------- -----------
Initial public offering price............................   $       $
Underwriting discount....................................   $       $
Proceeds, before expenses, to Maxygen....................   $       $

  To the extent that the underwriters sell more than        shares of common
stock, the underwriters have the option to purchase up to an additional shares from Maxygen at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on            , 1999.

Goldman, Sachs & Co.

                               Robertson Stephens


                                                              Invemed Associates

                                  -----------

                   Prospectus dated                   , 1999.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering and our financial statements and notes to those financial statements appearing elsewhere in this prospectus.

                                  Our Business

Overview

   We are the leader in the emerging field of directed molecular evolution, the process by which novel genes are generated for commercial use. Our proprietary technologies, known as MolecularBreeding(TM), mimic the natural process of evolution and bring together advances in molecular biology and classical breeding, while capitalizing on the large amount of genetic information being generated by the genomics industry. Unlike conventional technologies, MolecularBreeding technologies are efficient, in part because they require minimal understanding of complex underlying biological mechanisms. Our technologies enable us to rapidly develop novel genes for commercial applications that would be difficult or impossible to develop or find through other processes. We believe our MolecularBreeding technologies are commercially applicable to a broad range of industries. We are currently conducting research on more than 35 product candidates for the chemical, agricultural and pharmaceutical industries, enabling us to potentially generate short-term as well as long-term revenues.

   We have established collaborations with Novo Nordisk, DuPont/Pioneer Hi-Bred, AstraZeneca and DSM, all leaders in their respective markets, as well as United States government agencies. Committed funding from our commercial collaborators and U.S. government agencies totals over $94 million. Additionally, we may receive milestone payments of over $145 million based on the accomplishment of specific performance criteria, as well as royalties on product sales. While we will continue to establish strategic collaborations with leading companies and pursue additional grants from U.S. government agencies, we will also invest our own funds in certain specific areas. To that end, we have retained significant rights to future applications of our technologies.

Our Target Markets

   Our technologies address a number of multi-billion dollar industries. Our target markets include chemicals, agriculture, protein pharmaceuticals and prophylactic and therapeutic vaccines. Within these markets, we are focused on specific high-value opportunities. In chemicals, we are developing novel biocatalytic processes that could increase yields and decrease manufacturing costs for multiple products. In addition, we believe biocatalytic processes may have utility for generating novel useful materials. In agriculture, we are applying our technologies to potentially increase crop yield and qualities, such as enhancing nutritional value for human food or animal feed. In pharmaceuticals and vaccines, we are focused on developing products for a number of indications, including multiple forms of cancer, infectious diseases such as HIV and hepatitis, and autoimmune diseases such as rheumatoid arthritis and multiple sclerosis.

Our Technologies

   Our MolecularBreeding technologies consist of two components:
DNAShuffling(TM) recombination technologies and MaxyScan(TM) screening systems. DNAShuffling is the process of recombining single genes or gene families to generate a library of novel genes. MaxyScan is a series of specialized screening systems that efficiently and rapidly select those gene products and enzymes best suited for specific commercial purposes. We have an extensive patent portfolio, including 15 issued U.S. patents, of which five are owned by us and 10 are in-licensed. Furthermore, we have over 40 families of patent applications relating to our MolecularBreeding technologies, the application of our technologies to diverse industries, and specific proteins improved by the application of our technologies.

Our Accomplishments

   We have attracted a multi-disciplinary team comprised of leading experts in the field of directed molecular evolution. We have consistently been able to generate significant enhancements in many different genes that have relevance to multiple commercial applications. We have demonstrated improvements in 10 product candidates and have an additional 25 product candidates in earlier stages of development. For example, we have increased the anti-viral activity of a protein and developed novel enzymes which have the potential to streamline chemical and pharmaceutical manufacturing processes. In addition, we have significantly improved the performance of multiple commercially relevant properties of the industrial enzyme subtilisin, a product that had annual sales of $500 million in 1998. Subtilisin is one of the most highly studied and engineered enzymes. This example demonstrates the ability of MolecularBreeding to achieve significant improvements beyond the limits of modern biotechnology.

   We have established strategic alliances with recognized leaders in their respective industries. To date, these include Novo Nordisk in the area of industrial enzymes, DuPont/Pioneer Hi-Bred and AstraZeneca, each in agriculture, and DSM in antibiotic manufacturing. Since 1997, our collaborators have committed funding of over $67 million, of which approximately $23 million has been received, including $10 million in equity investments. In addition, we could receive over $145 million in milestone payments based on the accomplishment of specific performance criteria, as well as royalties on products sales. We have received six grants from U.S. government agencies with total committed grant funding of over $27 million, of which approximately $4 million has been expended. These grants are primarily for the development of vaccines and the advancement of our MolecularBreeding technologies.

Our Strategy

   Our strategy has four major components. First, we will continue to develop our core MolecularBreeding technologies to extend our proprietary technology leadership by investing significantly in research and development programs. Second, we will continue to establish strategic collaborations with leading companies in targeted industries and will pursue additional grants from U.S. government agencies. We have retained, and intend to continue to retain, significant rights to develop and market certain applications of products arising from our strategic collaborations. Third, we plan to develop multiple products in the chemicals, agriculture and pharmaceutical industries to generate revenues in the short-, medium- and long-term. We expect to receive a diversified royalty stream from the sale of commercial products and processes that may be developed and commercialized by our existing collaborators as well as revenues from any products that result from our grant-funded programs and self-funded programs. Finally, we plan to retain rights to use our technologies in multiple applications. We will invest our own funds in selected areas and product opportunities with the aim of capturing a high percentage of profits on product sales.

Our History

   We began operations in 1997, to commercialize technologies originally conceived by Dr. Willem P.C. Stemmer while at Affymax Research Institute, a subsidiary of Glaxo Wellcome plc. We now have over 100 employees and occupy our own facilities and executive offices, totaling 47,880 square feet, located at 515 Galveston Drive, Redwood City, California 94063. Our telephone number is
(650) 298-5300. We were incorporated under the laws of Delaware on May 7, 1996.

   Maxygen(R) is our registered trademark, and MaxyScan(TM), MolecularBreeding(TM), DNAShuffling(TM), and the Maxygen logo are certain of our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

Shares offered by Maxygen....................                    shares
Shares outstanding after this offering.......                    shares
Proposed Nasdaq National Market symbol.......  MAXY
Use of proceeds..............................  For research and development activities, for capital expenditures, to finance possible
                                               acquisitions and investments in technology
                                               and for working capital and other general
                                               corporate purposes.

                                ---------------

   The above information is based on shares outstanding as of September 30, 1999. This information excludes 3,031,795 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $0.46 per share and 2,827,375 shares of common stock reserved for future issuance under our benefit plans.

   Except as otherwise indicated, we have presented information in this prospectus based on the following assumptions:

   .  the underwriters do not exercise their over-allotment option; and

   . each outstanding share of preferred stock converts into one share of common stock prior to the closing of this offering.

                             Summary Financial Data

    See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing per share data below.

                                              Year Ended        Six Months
                                             December 31,     Ended June 30,
                                            ----------------  ----------------
                                             1997     1998     1998     1999
                                            -------  -------  -------  -------
                                            (in thousands, except per share
                                                         data)
Statement of Operations Data:
Collaborative research and development
 revenue..................................     $341   $3,564     $396   $3,122
Grant revenue.............................      --     1,646      664    2,550
                                            -------  -------  -------  -------
Total revenues............................      341    5,210    1,060    5,672
Operating expenses:
  Research and development................    2,757    7,132    2,504    7,026
  General and administrative..............      915    3,010      928    1,865
  Amortization of deferred stock
   compensation...........................      --       --       --       341
                                            -------  -------  -------  -------
Total operating expenses..................    3,672   10,142    3,432    9,232
                                            -------  -------  -------  -------
Loss from operations......................   (3,331)  (4,932)  (2,372)  (3,560)
Net interest income.......................      161      229       52      362
                                            -------  -------  -------  -------
Net loss..................................  $(3,170) $(4,703) $(2,320) $(3,198)
                                            =======  =======  =======  =======
Basic and diluted net loss per share......   $(0.64)  $(0.70)  $(0.36)  $(0.43)
                                            =======  =======  =======  =======
Shares used in computing basic and diluted
 net loss per share.......................    4,917    6,748    6,379    7,512
Pro forma basic and diluted net loss per
 share....................................            $(0.40)           $(0.21)
                                                     =======           =======
Shares used in computing pro forma basic
 and diluted net loss per share...........            11,762            15,573

    In the "pro forma" column below, we have adjusted the actual balance sheet data to give effect to the receipt of proceeds from the August 1999 sales of 800,000 shares of Series E Preferred Stock at $6.25 per share. In the "pro forma as adjusted" column below, we have adjusted the pro forma balance sheet data to give effect to receipt of the net proceeds from the sale in this
offering of                  shares of common stock at an assumed initial
public offering price of $       per share, after deducting the estimated
underwriting discounts and commissions and estimated offering expenses.

                                                          June 30, 1999
                                                    ---------------------------
                                                                         Pro
                                                                Pro    Forma As
                                                     Actual    Forma   Adjusted
                                                    --------  -------  --------
                                                         (in thousands)
Balance Sheet Data:
Cash and cash equivalents..........................  $31,378  $36,378  $
Working capital....................................   28,752   33,752
Total assets.......................................   39,023   44,023
Accumulated deficit................................  (11,071) (11,071) (11,071)
Total stockholders' equity.........................   32,086   37,086

                                  RISK FACTORS

    You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We Are an Early Stage Company Deploying Unproven Technologies and, as a Result, We May Not Be Able to Develop Commercially Successful Products, Which Could Cause Us to Cease Operations.

    You must evaluate us in light of the uncertainties and complexities affecting an early stage biotechnology company. Our MolecularBreeding technologies are new and in the early stage of development. We may not develop products that prove to be safe and efficacious in any market, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully.

    We may not be successful in the commercial development of products. Successful products will require significant development and investment, including testing, to demonstrate their cost-effectiveness prior to their commercialization. To date, only a limited number of gene-based products have been developed and commercialized. We have not proven our ability to develop and commercialize products. Further, none of our potential vaccine or protein therapeutic products are expected to enter clinical trials within the next year. We must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our products. Our research and development may not indicate that our products are safe and effective, in which case regulatory authorities may not approve them. Our operations may be affected by problems frequently encountered in connection with the development and utilization of new and unproven technologies and by the competitive environment in which we operate.

Commercialization of Our Technologies Depends On Collaborations With Other Companies. We May Not Be Able to Find Collaborators in the Future.

    Since we do not currently possess the resources necessary to develop and commercialize potential products that may result from our MolecularBreeding technologies, or the resources to complete any approval processes which may be required for these products, we must enter into collaborative arrangements to develop and commercialize products. We have entered into collaborative agreements with other companies to fund the development of certain new products for specific purposes. We may not be able to maintain existing, or enter into additional, collaborative arrangements and any of these collaborative arrangements may not be successful. Further, we may not be successful in negotiating additional arrangements that have terms that are satisfactory to us. If we fail to enter into or maintain collaborative arrangements, our products may not be commercialized.

    We will have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, market or sale of these products. If any of these events occur, we may not be able to commercialize our products.

We Intend to Conduct Proprietary Research Programs, and Any Conflicts With Our Collaborators or Any Inability to Commercialize Products Resulting from This Research Could Harm Our Business.

    An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with our collaborators. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators, which could harm our business.

    Certain of our collaborators could also become competitors in the future. If our collaborators develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products, our product development efforts could be harmed.

    We will either commercialize products resulting from our proprietary programs directly or through licensing to other companies. We have no experience in manufacturing and marketing, and we currently do not have the resources or capability to manufacture products on a commercial scale. In order for us to commercialize these products directly, we would need to develop, or obtain through outsourcing arrangements, the capability to manufacture, market and sell products. We do not have these capabilities and we may not be able to develop or otherwise obtain the requisite manufacturing, marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will continue to incur losses.

Difficulties We May Encounter Managing Our Growth Could Adversely Affect Our Results of Operations.

    We have experienced a period of rapid and substantial growth that has placed and, if this growth continues, will place a strain on our administrative and operational infrastructure. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be harmed. We increased the number of our employees from 20 at December 31, 1997 to 96 at June 30, 1999. Our revenues increased from $341,000 in 1997 to $5.2 million in 1998 and $5.7 million for the six months ended June 30, 1999. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Since Our Technologies Can Be Applied to Many Different Industries, if We Focus Our Efforts on Industries Which Fail to Produce Viable Product Candidates, We May Fail to Capitalize on More Profitable Areas.

    We have limited financial and managerial resources. In light of the fact that our technologies may be applicable to numerous, diverse industries, we will be required to prioritize our application of resources to discrete efforts. This necessitates focusing on product candidates in selected industries and foregoing efforts with regard to other products and industries. Our decisions may not produce viable commercial products and may divert our resources from more profitable market opportunities.

We Have a History of Net Losses. We Expect to Continue to Incur Net Losses and We May Not Achieve or Maintain Profitability.

    We have incurred net losses since our inception, including a net loss of approximately $3.2 million for the six months ended June 30, 1999. As of June 30, 1999, we have an accumulated deficit of approximately $11.1 million. We expect to have increasing net losses and negative cash flow in the foreseeable future. The size of these net losses will depend, in part, on the rate of growth, if any, in our contract revenues and on the level of our expenses. To date, all of our revenues have been derived from collaborations and grants and will continue to be in the foreseeable future. Revenues from collaborations and grants are uncertain and we may not be able to secure future grants and revenues from collaborations. We expect to spend significant amounts to fund research and development and enhance our core technologies. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Ethical, Legal, and Social Issues May Limit the Acceptance of Genetically Engineered Products.

    Our success will depend in part upon our ability to develop products discovered through our MolecularBreeding technologies. Governmental authorities could, for social or other purposes, limit the use of genetic processes or prohibit the practice of our MolecularBreeding technologies. Ethical and other concerns about our MolecularBreeding technologies and products resulting therefrom could adversely affect their market acceptance.

    The commercial success of our potential products will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Public attitudes may be influenced by claims that genetically engineered products are unsafe for consumption or pose a danger to the environment. Our genetically engineered products may not gain public acceptance. Negative public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling requirements, and cause a decrease in the demand for our products.

    The subject of genetically modified organisms has received negative publicity in Europe, which has aroused public debate. The adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse publicity and public reaction occur in the United States, genetic research and resultant products could be subject to greater domestic regulation and could cause a decrease in the demand for our products.

Many Potential Competitors Who Have Greater Resources and Experience Than We Do May Develop Products and Technologies That Make Ours Obsolete.

    The biotechnology industry is characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

    We face, and will continue to face, intense competition from organizations such as large biotechnology companies, as well as academic and research institutions and government agencies that are pursuing competing DNA manipulation technologies. These organizations may develop technologies that are superior alternatives to our technologies. Further, our competitors may be more effective at implementing their DNA manipulation technologies to develop commercial products. Certain of these competitors have entered into collaborations with leading companies within our target markets, including certain of our existing collaborators.

    Any products that we develop through our MolecularBreeding technologies will compete in multiple, highly competitive markets. Most of the organizations competing with us have greater capital resources, research and development staffs and facilities, and greater experience in DNA manipulation, obtaining regulatory approvals and product manufacturing and greater marketing capabilities.

    Accordingly, our competitors may be able to more easily develop technologies and products that would render our technologies and products and those of our collaborators obsolete and noncompetitive.

Any Inability to Adequately Protect Our Proprietary Technologies Could Harm Our Competitive Position.

    Our success will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

    The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products as we deem appropriate. However, these applications may be challenged and not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

    We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Litigation or Other Proceedings or Third Party Claims of Intellectual Property Infringement Could Require Us to Spend Time and Money and Could Shut Down Some of Our Operations.

    Our commercial success depends in part on neither infringing patents and proprietary rights of third parties, nor breaching any licenses that we have entered into with regard to our technologies and products. Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments which we may wish to utilize with our MolecularBreeding technologies, or products that are similar to products developed with the use of our MolecularBreeding technologies. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party.

    Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

The Loss of Key Personnel or the Inability to Attract and Retain Additional Personnel Could Have a Material Adverse Effect on Our Results of Operations.

    We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. We do not currently have sufficient executive management personnel to fully execute our business plan. There is currently a shortage of skilled executives, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced scientists from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms.

    Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

If We Engage in Any Acquisition, We Will Incur a Variety of Costs, and the Anticipated Benefits of the Acquisition May Never Be Realized.

    If appropriate opportunities become available, we may attempt to acquire businesses, technologies, services or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to any material acquisitions. If we do undertake any transaction of this sort, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may fail to be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could adversely affect our results of operations and financial conditions.

    In addition, recent proposed changes in the Financial Accounting Standards Board rules for merger accounting may affect the cost of making acquisitions or of being acquired. For example, elimination of the pooling of interests method of accounting for mergers would likely result in our having to record goodwill that we would amortize to earnings if we merge with another company. Such amortization would adversely impact our future operating results. Further, accounting rule changes that reduce the availability of write-offs of the value of in-process research and development in connection with an acquisition could result in the capitalization and amortization of these amounts which would negatively impact results of operations in future periods.

We Will Need Additional Capital in the Future, Which May Not Be Available to
Us.

    Our future capital requirements will be substantial, and will depend on many factors including payments received under collaborative agreements and government grants, the progress and scope of our collaborative and independent research and development projects and the filing, prosecution and enforcement of patent claims.

    Changes may also occur that would consume available capital resources significantly sooner than we expect. We may be unable to raise sufficient additional capital. If we fail to raise sufficient funds, we will have to curtail or cease operations. We anticipate that the net proceeds of this offering and interest earned thereon will enable us to maintain our currently planned operations for at least the next two years. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies.

Some of Our Programs Depend on Government Grants, Which May Be Withdrawn. The Government Has License Rights to Technology Developed With Its Funds.

    We have received and expect to continue to receive significant funds under various United States government research and technology development programs. Funding by the government may be significantly reduced in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. Additionally, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. There can be no assurance that we will receive the entire funding under our existing or future grants.

    Our grants give the government certain license rights to inventions resulting from funded work. Our business could be harmed if the government exercises these rights.

Our Potential Therapeutic Products Are Subject to a Lengthy and Uncertain Regulatory Process Which May Not Result in the Necessary Regulatory Approval.

    The FDA must approve any vaccine or therapeutic product before it can be marketed in the United States. Before we can file a new drug application or biologic license application with the FDA, the product candidate must undergo extensive clinical trials, which can take many years and require substantial expenditures. The regulatory process also includes preclinical testing. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application or product license application. The regulatory process is expensive and time consuming.

    Because our products involve the application of new technologies and may be based upon new therapeutic approaches, they may be subject to substantial review by government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies. We have not submitted an investigational new drug application for any product candidate, and no therapeutic product candidate developed with our MolecularBreeding technologies has been approved for commercialization in the United States or elsewhere. We or any of our collaborators may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for our products. Our product candidates must also be approved by the regulatory agencies of foreign governments before the product can be sold in those other countries.

    Even after investing significant time and expenditures, we may not obtain regulatory approval for our products. Even if regulatory approval is granted, this approval may entail limitations on the indicated uses for which a product may be marketed. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on this product, manufacturer and manufacturing facility, including withdrawal of the product from the market. In certain countries, regulatory agencies also set or approve prices.

Genetically Engineered Agricultural Products That We Provide in the Future May be Limited by Stringent Laws.

    We may develop genetically engineered agricultural products. The field testing, production and marketing of genetically engineered plants and plant products are subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future regulations or legislation may not allow us to produce and market our genetically engineered products in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the commercialization of resulting products.

    Although the FDA has announced in a policy statement that it will apply the same regulatory standards to foods developed through genetic engineering as applied to foods developed through traditional plant breeding, genetically engineered food products will be subject to premarket review if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions or are deemed to be food additives.

    The FDA has also announced in a policy statement that it will not require that genetically engineered agricultural products be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its policies, or local or state authorities may enact labeling requirements, either of which could have a material adverse effect on the demand for our products.

    The United States Department of Agriculture prohibits genetically engineered plants from being grown and transported except pursuant to an exemption, or under controls so burdensome as to render commercialization impracticable. Our future products may not be exempted by the USDA.

Health Care Reform and Restrictions on Reimbursements May Limit Our Returns on Pharmaceutical Products.

    Our future products are expected to include pharmaceutical products. Our ability and that of our collaborators to commercialize pharmaceutical products developed with our MolecularBreeding technologies may depend in part on the extent to which reimbursement for the cost of these products will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

Our Collaborations With Outside Scientists May Be Subject to Restriction and Change.

    We work with scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that certain of our valuable proprietary knowledge may become publicly known through them.

We May Be Sued for Product Liability.

    We may be held liable if any product we develop or any product which is made with the use of, or incorporates, any of our technologies causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. Although we intend to obtain general liability and product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborators.

We Use Hazardous Chemicals and Radioactive and Biological Materials in Our Business. Any Claims Relating to Improper Handling, Storage or Disposal of These Materials Could Be Time Consuming and Costly.

    Our research and development processes involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. Some of these materials may be novel, including viruses with novel properties and animal models for the study of viruses. Our operations also produce hazardous waste products. Some of our work also involves the development of novel viruses and viral animal models. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. In addition, compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development, or production efforts.

    In addition, certain of our collaborators are working with these types of hazardous materials in connection with our collaborations. To our knowledge, the work is performed in accordance with biosafety regulations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these viruses and hazardous materials. Further, under certain circumstances, we have agreed to indemnify our collaborators against all damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

Management May Invest or Spend the Proceeds of This Offering in Ways With Which You May Not Agree and in Ways That May Not Yield a Return.

    Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable and our use of the proceeds may not yield a significant return or any return at all. Management intends to use a majority of the proceeds from this offering for research and development, working capital and other general corporate purposes and to finance potential acquisitions or investments. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that these uses will not vary substantially from our currently planned uses. Pending these uses of the net proceeds from this offering, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment grade and U.S. government securities.

Our Stock Price Could Be Extremely Volatile and You May Not Be Able to Resell Your Shares at or Above the Initial Offering Price.

    Prior to this offering, there has been no public market for shares of our common stock. An active trading market may not develop following completion of this offering, or if developed, may not be maintained. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters. This price may not be indicative of prices that will prevail later in the market. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly life science companies, have been highly volatile. You may not be able to resell your shares at or above the initial public offering price.

    In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and the diversion of management's attention and resources, which could have a material and adverse effect on our business.

We Expect that Our Quarterly Results of Operations Will Fluctuate, and This Fluctuation Could Cause Our Stock Price to Decline, Causing Investor Losses.

   Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors which could cause our operating results to fluctuate include:

  . expiration of research contracts with collaborators or government research grants, which may not be renewed or replaced;

  . the success rate of our discovery efforts leading to milestones and royalties;

  . the timing and willingness of collaborators to commercialize our products which would result in royalties; and

  . general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

   A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2000. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

   Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

Future Sales of Our Common Stock May Depress Our Stock Price.

   The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be * * * * shares of common stock outstanding immediately after this offering, or * * * * shares if the representatives of the underwriters exercise their over-allotment option in full. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 of the Securities Act. The remaining * * * * * shares of common stock outstanding will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See "Shares Eligible for Future Sale."

Some of Our Existing Stockholders Can Exert Control Over Us, and May Not Make Decisions that Are in the Best Interests of All Stockholders.

   After this offering, our officers, directors and principal stockholders
(greater than 5% stockholders) will together control approximately   % of our
outstanding common stock, and Affymax Technologies N.V. will own approximately
   % of our outstanding common stock. As a result, these stockholders, if they act together, and Affymax Technologies N.V. by itself, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Maxygen and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

Our Facilities Are Located Near Known Earthquake Fault Zones, and the Occurrence of an Earthquake or Other Catastrophic Disaster Could Cause Damage to Our Facilities and Equipment, Which Could Require Us to Cease or Curtail Operation.

    Our facilities are located near known earthquake fault zones and are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

As a New Investor, You Will Experience Immediate and Substantial Dilution.

    If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options or warrants exercise those options or warrants, you will incur further dilution. See "Dilution."

Year 2000 Issues Could Negatively Affect Our Business.

    If we, our customers, our providers of hardware and software or our third-party computer network providers fail to remedy any Year 2000 issues, our research programs could be interrupted. Any significant interruption in our research would harm our operating results. Presently, we are unable to predict whether an interruption is likely to occur, the duration of any interruption or the effect an interruption would have on our future revenue.

    We cannot guarantee that we will be able to identify and correct all Year 2000 problems on a timely basis. Similarly, we cannot guarantee that unknown or unanticipated Year 2000 issues will not arise. As a result, Year 2000 compliance efforts may involve significant time and expense and the occurrence of unknown, unanticipated or unremediated Year 2000 problems could harm our business and operating results. We currently have no contingency plans to address the risks associated with unremediated Year 2000 problems.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: (1) our MolecularBreeding technologies and processes, (2) our ability to realize commercially valuable discoveries in our programs, (3) our intellectual property portfolio, (4) our business strategies and plans and (5) our ability to develop products suitable for commercialization. These statements are only predictions.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS

    The net proceeds to Maxygen from the sale of the      shares of common
stock are estimated to be approximately $       at an assumed initial public
offering price of $       per share (approximately $       if the underwriters'
over-allotment option is exercised in full), after deducting the estimated underwriting discounts and offering expenses payable by us.

    We intend to use the net proceeds of the offering for research and development, working capital and other general corporate purposes and capital expenditures. In addition, we may, if appropriate opportunities arise, use an undetermined portion of the net proceeds to acquire or invest in complementary companies or other entities or technologies. Pending such uses, we will invest the net proceeds in short-term, interest-bearing investment-grade and U.S. government securities.

                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999:

  . on an actual basis;

  . on a pro forma basis to reflect the net proceeds from the issuance in August 1999 of 800,000 shares of Series E Preferred Stock at $6.25 per share and the automatic conversion prior to the closing of this offering, of all outstanding shares of preferred stock into 11,898,031 shares of common stock; and

  . on a pro forma as adjusted basis to reflect the sale of   shares of
    common stock offered by this prospectus at an assumed initial public
    offering price of $       per share, after deducting the estimated
    underwriting discounts and offering expenses payable by us.

   The outstanding share information excludes 2,260,020 shares of common stock issuable upon the exercise of outstanding options under our option plan with a weighted average exercise price of $0.33 per share as of June 30, 1999. In addition, the outstanding share information excludes 2,129,980 shares of common stock reserved for issuance under our option plan as of June 30, 1999.

   This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

                                                        June 30, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (in thousands, except share
                                                     and per share data)
Stockholders' equity:..........................
  Convertible preferred stock, $0.0001 par
   value; 25,000,000 shares authorized,
   11,098,031 shares issued and outstanding,
   actual; no shares issued and outstanding pro
   forma and pro forma as adjusted.............       $1      $--         $--
  Common stock, $0.0001 par value, 50,000,000
   shares authorized: 9,435,000 shares issued
   and outstanding, actual; 21,333,031 shares
   issued and outstanding, pro forma;
              shares issued and outstanding,
   pro forma as adjusted.......................        1         2
  Additional paid-in capital...................   45,860    50,860
  Notes receivable from stockholders...........     (548)     (548)       (548)
  Deferred stock compensation..................   (2,157)   (2,157)     (2,157)
  Accumulated deficit..........................  (11,071)  (11,071)    (11,071)
                                                --------  --------    --------
  Total stockholders' equity...................   32,086    37,086
                                                --------  --------    --------
Total capitalization...........................  $32,086   $37,086    $
                                                ========  ========    ========

                                    DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

    The pro forma net tangible book value of Maxygen at June 30, 1999, was $37.1 million, or $1.74 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to the conversion of all outstanding shares of our preferred stock into 11,898,031 shares of common stock (including the conversion of 800,000 shares of Series E preferred stock sold in August 1999) effective automatically immediately prior to the closing of this offering. After giving effect to the sale of the ****** shares of common stock at an assumed initial public offering price of $******* per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 1999, would be $******* or $****** per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $****** per share to existing stockholders and an immediate dilution of $****** per share to new investors, or approximately **** % of the assumed offering price of $****** per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share....................       $
  Pro forma net tangible book value per share at June 30, 1999..... $1.74
  Increase per share attributable to this offering ................
                                                                    -----
Pro forma net tangible book value per share after this offering ...
                                                                          -----
Dilution per share to new investors................................       $
                                                                          =====

    The following table shows on a pro forma as adjusted basis at June 30, 1999, after giving effect to the sale of the ******* shares of common stock at an assumed initial public offering price of $****** per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses, and conversion of all preferred stock into common stock for the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

                           Shares Purchased       Total Consideration     Average
                         --------------------- -------------------------   Price
                           Number   Percentage     Amount     Percentage Per Share
                         ---------- ---------- -------------- ---------- ---------
                                               (in thousands)
Existing stockholders... 21,333,031        %      $43,364            %     $2.03
New investors...........
                         ----------    ----       -------        ----      -----
  Total.................                   %      $                  %
                         ==========    ====       =======        ====      =====

    The computations in the table above assume no exercise of any stock options outstanding at June 30, 1999. As of June 30, 1999, there were options outstanding to purchase a total of 2,260,020 shares of common stock at a weighted average exercise price of $0.33 per share. If any of these options are exercised, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA

    The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors and are included elsewhere in this prospectus. The financial data as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results. See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net loss per share.

                                              Year Ended        Six Months
                                             December 31,     Ended June 30,
                                            ----------------  ----------------
                                             1997     1998     1998     1999
                                            -------  -------  -------  -------
                                            (in thousands, except per share
                                                        data)
Statement Of Operations Data:
Collaborative research and development
 revenue..................................     $341   $3,564     $396   $3,122
Grant revenue.............................      --     1,646      664    2,550
                                            -------  -------  -------  -------
Total revenues............................      341    5,210    1,060    5,672
Operating expenses:
  Research and development................    2,757    7,132    2,504    7,026
  General and administrative..............      915    3,010      928    1,865
  Amortization of deferred stock
   compensation...........................      --       --       --       341
                                            -------  -------  -------  -------
Total operating expenses..................    3,672   10,142    3,432    9,232
                                            -------  -------  -------  -------
Loss from operations......................   (3,331)  (4,932)  (2,372)  (3,560)
Net interest income.......................      161      229       52      362
                                            -------  -------  -------  -------
Net loss..................................  $(3,170) $(4,703) $(2,320) $(3,198)
                                            =======  =======  =======  =======
Basic and diluted net loss per share......   $(0.64)  $(0.70)  $(0.36)  $(0.43)
                                            =======  =======  =======  =======
Shares used in computing basic and diluted
 net loss per share.......................    4,917    6,748    6,379    7,512
Pro forma basic and diluted net loss per
 share....................................            $(0.40)           $(0.21)
                                                     =======           =======
Shares used in computing pro forma basic
 and diluted net loss per share...........            11,762            15,573

                                                      December 31,
                                                     ----------------  June 30,
                                                      1997     1998      1999
                                                     -------  -------  ---------
                                                          (in thousands)
Balance Sheet Data:
Cash and cash equivalents...........................  $2,693  $15,306    $31,378
Working capital.....................................   2,152   12,764     28,752
Total assets........................................   3,154   17,600     39,023
Accumulated deficit.................................  (3,170)  (7,873)  (11,071)
Total stockholders' equity..........................   2,571   14,187     32,086

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based upon current expectations. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    Maxygen was founded in May 1996 and began operations in March 1997. To date, we have generated revenues from research collaborations with large agriculture and chemical companies and from government grants. Our current collaborators are Novo Nordisk, DuPont/Pioneer Hi-Bred, AstraZeneca and DSM. Our government grants are from the Defense Advanced Research Projects Agency and the National Institute of Standards and Technology-Advanced Technology Program.

    We have invested heavily in establishing our MolecularBreeding technologies. These investments contributed to revenue increases from $341,000 in 1997 to $5.2 million in 1998 and $5.7 million in the six months ended June 30, 1999. Our total headcount increased from 20 employees at the end of fiscal 1997 to 74 employees at the end of fiscal 1998 and to 96 employees at June 30, 1999 of whom 80% were engaged in research and development. Research and development consisted of work for collaborators, government grant agencies and work advancing our core technologies.

    We have incurred significant losses since our inception. As of June 30, 1999, our accumulated deficit was $11.1 million and total stockholders' equity was $32.1 million. Operating expenses increased from $3.7 million in fiscal 1997, to $10.1 million in fiscal 1998 and to $9.2 million for the six months ended June 30, 1999. We expect to incur additional operating losses over at least the next several years as we continue to expand our research and development efforts and infrastructure.

Source of Revenue and Revenue Recognition Policy

    We recognize revenues from research collaboration agreements as earned upon achievement of the performance requirements of the agreements. Revenue related to grant agreements is recognized as related research and development expenses are incurred. Payments received that are related to future performance are deferred and recognized as revenue as the performance requirements are achieved. As of June 30, 1999, we have deferred revenues of approximately $5.5 million. We are funded fully by our collaborators for these research efforts. Our sources of potential revenue for the next several years are likely to be payments under existing and possible future collaborative arrangements, government research grants, milestone payments, and royalties from our collaborators based on revenues received from any products commercialized under those agreements. See Note 2 of Notes to Financial Statements.

Deferred Compensation

    Deferred compensation for options granted to employees has been determined as the difference between the deemed fair market value for financial reporting purposes of our common stock on the date options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued. Deferred compensation for options granted to consultants is periodically remeasured as the underlying options vest.

    In connection with the grant of stock options to employees, we recorded deferred stock compensation of approximately $2.1 million in the six month period ended June 30, 1999 and $352,000 in the fiscal year ended December 31, 1998. These amounts were initially recorded as a component of stockholders' equity and are being amortized as charges to operations over the vesting period of the options. We recorded amortization of deferred compensation of approximately $341,000 for the six months ended June 30, 1999. The amortization expense relates to options awarded to employees in all operating expense categories. See Note 8 of Notes to Financial Statements. We anticipate recording additional deferred stock compensation of approximately $12.0 million for the three months ended September 30, 1999. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense over the vesting period using a graded vesting method.

Results of Operations

Comparison of Six Months Ended June 30, 1998 and 1999

 Revenues

    Our total revenues increased from $1.1 million for the six months ended June 30, 1998 to $5.7 million for the six months ended June 30, 1999. This increase was due primarily to the addition of new research collaborations, new government grants and the expansion of existing government grants. Collaboration research and development revenue and grant revenue accounted for 37% and 63%, respectively, of total revenues for the six months ended June 30, 1998, and 55% and 45% of total revenues, for the six months ended June 30, 1999, respectively.

 Research and Development Expenses

    Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies and depreciation of facilities and laboratory equipment. Research and development expenses increased 181% from $2.5 million for the six months ended June 30, 1998 to $7.0 million for the six months ended June 30, 1999. The increase was due primarily to increased staffing and other personnel-related costs to support our additional collaborative and internal research efforts.

    Research and development expenses represented 236% of total revenues for the six months ended June 30, 1998 and 124% of total revenues for the six months ended June 30, 1999. The decrease as a percentage of total revenues was due primarily to the growth in our total revenues. We expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

 General and Administrative Expenses

    Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development, legal and general management, as well as professional expenses, such as legal and accounting. General and administrative expenses increased 101% from $928,000 for the six months ended June 30, 1998 to $1.9 million for the six months ended June 30, 1999. Expenses increased primarily due to increased staffing necessary to manage and support our growth.

    General and administrative expenses represented 88% of total revenues for the six months ended June 30, 1998 and 33% of total revenues for the six months ended June 30, 1999. The decrease as a percentage of our total revenues was due primarily to the growth in our total revenues. We expect that our general and administrative expenses will increase in absolute dollar amounts as we expand our legal and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.

 Net Interest Income

    Interest income represents income earned on our cash and cash equivalents. Interest income increased from $52,000 for the six months ended June 30, 1998 to $362,000 for the six months ended June 30, 1999. This increase was due to higher average cash balances.

 Provision for Income Taxes

    We incurred net operating losses in the six months ended June 30, 1998 and 1999, and consequently we did not pay any federal, state or foreign income taxes.

Comparison of Years Ended December 31, 1997 and 1998

 Revenues

    Our total revenues for fiscal 1997 and 1998 were $341,000 and $5.2 million, respectively. The increase of $4.9 million was due primarily to the addition of new research collaborations and government grants. Collaborative research and development revenue accounted for 100% of total revenues in fiscal 1997. Collaborative research and development revenue and grant revenue accounted for 68% and 32%, respectively, of total revenues in fiscal 1998.

 Research and Development Expenses

    Research and development expenses increased from $2.8 million in fiscal 1997 to $7.1 million in fiscal 1998. The increase was due primarily to increased staffing and other personnel-related costs. Research and development expenses represented 809% and 137% of total revenues in fiscal 1997 and 1998, respectively. The decrease as a percentage of total revenues was due primarily to the growth in our total revenues.

 General and Administrative Expenses

    General and administrative expenses increased from $915,000 in fiscal 1997 to $3.0 million in fiscal 1998. Expenses increased in each period due primarily to increased staffing and personnel-related costs resulting from additional staffing necessary to manage and support our growth. General and administrative expenses represented 268% of total revenues for fiscal 1997 and 58% of total revenues for fiscal 1998. The decrease as a percentage of our total revenues was due primarily to the growth in our total revenues.

 Net Interest Income

    Net interest income was $161,000 in fiscal 1997 and $229,000 in fiscal 1998. Changes in interest income were due primarily to changes in our average cash balances during these periods.

 Provision for Income Taxes

    We incurred net operating losses in fiscal 1997 and 1998 and consequently we did not pay any federal, state or foreign income taxes.

    As of December 31, 1998, we had a federal net operating loss carryforwards of approximately $5.4 million. We also had federal research and development credit carryforwards of approximately $300,000. If not utilized, the net operating losses and credit carryforwards will expire at various dates beginning in 2012 through 2018. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the change in the ownership provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credit before utilization. See Note 9 of Notes to Financial Statements.

 Liquidity and Capital Resources

    Since inception, we have financed our operations primarily through private placements of preferred stock, totaling $41.5 million and research and development funding from collaborators and government grants. As of June 30, 1999, we had $31.4 million in cash and cash equivalents and $2.0 million available under an equipment financing line of credit.

    Our operating activities used cash of $2.6 million and $2.7 million in fiscal 1997 and 1998, respectively, and $2.6 million and $681,000 in the six months ended June 30, 1998 and 1999, respectively. Uses of cash in operating activities were primarily to fund net operating losses offset by receipt of funding from collaborators which has been deferred.

    Additions of property and equipment were $459,000 and $760,000 in fiscal 1997 and 1998, respectively, and $540,000 and $3.2 million in the six months ended June 30, 1998 and 1999, respectively. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations. A portion of our cash may be used to acquire or invest in complementary businesses, products or technologies, or to obtain the right to use such complementary technologies.

    Financing activities provided cash of $5.7 million and $16.1 million in fiscal 1997 and 1998, respectively, and $1.6 million and $20 million in the six months ended June 30, 1998 and 1999, respectively. These amounts are the proceeds we received from the sale of preferred stock, net of issuance costs, and proceeds from the sale of common stock.

    We believe that the net proceeds from this offering, together with our current cash balances and funding received from collaborators and government grants will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results.

Disclosure about Market Risk

    Our exposure to market risk is confined to our cash and cash equivalents which have maturities of less than three months. We maintain an investment portfolio of depository accounts, master notes and liquidity optimized investment contracts. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio.

Year 2000 Issues

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process research data, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid "Year 2000" issues.

 State of Readiness

   We completed an assessment of our information technology systems for year 2000 problems in June 1999. Our information technology group coordinated a program to assess and document all other systems.

   We are a relatively new enterprise and therefore a majority of the computer hardware and software we use to operate our business has been acquired within the past 30 months. While this itself is not protection against Year 2000 issues, it is a factor to consider when comparing the efforts required to achieve Year 2000 readiness against other enterprises with older legacy systems.

   Our approach was to prioritize a comprehensive list of all systems on the basis of their importance to the operation of our business. Working from this list, we would:

  . obtain documentation from third party vendors as to their Year 2000 compliance testing and recommendations;

  . devise a review and testing plan for all internal systems;

  . conduct the review and testing;

  . assess any necessary follow-on actions or remediation required; and

  . execute the measures identified.

   Principally because information from third party hardware and software vendors has continued to change throughout this year, we have determined that an additional set of compliance tests are prudent. We will conduct a final review process of all systems in October 1999. Based on the continuing release of information and recommended remediation activities from the principal vendor of our enterprise productivity software, Microsoft, we expect to continue to be required to make changes to our server software throughout the remainder of 1999.

 Budget

   To date we have incurred expenses relating to Year 2000 compliance of less than $10,000. We do not expect the remaining planned work to exceed $15,000. These costs have been included in the operating expenses of 1999.

 Reasonably Likely Worst Case Scenario

   If we, our customers, our providers of hardware and software, or our third-party computer network providers fail to remedy any Year 2000 issues, the reasonably likely worst case scenario would be the interruption of our research programs, which could have a material adverse affect on our business, financial conditions and results of operations. Presently we are unable to quantitatively estimate the duration and extent of any such interruption, or estimate the effect such interruption may have on our future revenue. However, we believe that the impact of any Year 2000 issue on our research operations will be limited to the ongoing execution of new experiments. We do not expect that any historical data will be affected.

 Contingency Plans

   We do not believe that we will need to implement a Year 2000 contingency plan. We expect to complete our Year 2000 plan in October 1999. The effort required to complete the plan is minimal. Therefore, we believe that we can complete the planned work within this timeframe. Additionally, we may implement a company-wide system shutdown on December 31, 1999 and a controlled startup by the information technology organization on January 2, 2000 prior to the opening of business on January 3, 2000. This will allow us to immediately identify and address any issues.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which will be effective for our fiscal year 2001. This Statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 is not anticipated to have a significant impact on our operating results or financial condition when adopted, since we currently do not engage in hedging activities.

                                    BUSINESS

Overview

    We are the leader in the emerging field of directed molecular evolution, the process by which novel genes are generated for commercial use. Our proprietary technologies, known as MolecularBreeding, bring together advances in molecular biology and classical breeding, while capitalizing on the large amount of genetic information being generated by the genomics industry. Our principal objective is to maximize the value of our MolecularBreeding technologies through the development of multiple products in a broad range of industries including agriculture, chemicals and human therapeutics.

    We have established strategic alliances with recognized leaders in our target industries and with United States government agencies. To date, our corporate collaborators include Novo Nordisk in the area of industrial enzymes, DuPont/Pioneer Hi-Bred and AstraZeneca, each in agriculture, and DSM in antibiotic manufacturing. Our government grants are from DARPA and NIST-ATP in the area of vaccines and advancement of our MolecularBreeding technologies. Committed funding from our commercial collaborators and grant agencies totals over $94 million. We may additionally receive over $145 million in milestone payments based on the accomplishment of specific performance criteria, as well as royalties on product sales.

    We will continue to establish strategic collaborations with recognized leaders in several of our target industries and with U.S. government agencies. We plan to retain significant rights to develop and market products arising from our funded strategic collaborations. In addition, we will identify and invest our own funds in certain specific areas and product opportunities with the aim of capturing a high percentage of profits on product sales. We intend to fully develop and exploit the breadth of opportunity which we believe can be addressed by our MolecularBreeding technologies.

Background

 Evolution and DNA

    Evolution is the process of adaptation of living organisms to their environment resulting from a combination of two factors. First, sexual reproduction by living organisms creates a variety of physical characteristics that increase the diversity of a population. Second, nature exerts a selective force on the individuals favoring certain of these physical characteristics, dictating which characteristics will be favored and be passed to the next generation. As a result of changing environmental and competitive pressures, diversity may increase, leading to variation in the physical characteristics of individuals and species adapted for specific environments.

    The physical characteristics of an organism are determined by genetic information inherited from the previous generation. This genetic information is coded for by DNA, a molecule found in the cells of living organisms. DNA is comprised of a linear sequence of four different chemical bases called nucleotides. Human cells have several billion nucleotides, the precise sequence of which determines the content of the genetic information. DNA is organized into discrete units called genes. Genes act alone or in combination to produce proteins, that not only form the fabric of cells but also direct them to perform biological functions which may in turn influence physical characteristics. Generally, the inherited biological properties or physical characteristics of an organism change only when the DNA in a gene is altered.

    In summary, variations in genes provide the basis for inherited diversity in a population. Therefore, maximizing genetic diversity increases the opportunity for developing characteristics optimally suited for a specific environment.

 Mutation and Recombination

    There are two predominant methods by which nature is able to change the genetic information encoded by DNA to create diversity: mutation and recombination.

    All organisms incur a certain number of mutations in their DNA as a result of normal cellular operations or interactions with external environmental factors such as radiation from sunlight. Mutation typically involves changes in individual nucleotides and is essentially random. Almost all mutations are harmful to the function of genes, but a very small percentage are beneficial and may pass more broadly into the population.

    Sexually reproducing organisms use recombination, a process that involves the organized exchange and reassortment of large sections of DNA from their parents. This process allows for new combinations of genes without disrupting the function of the newly created genes. This has a significant impact on physical characteristics and is the primary cause of diversity in a sexually reproducing population.

Classical Breeding and Its Limitations

    Without any knowledge of the genetic basis of evolution, humans have been breeding crops and animals for over 4,000 years in the search for better physical characteristics. All of the domestic breeds of farm animals and horses, cereal crops, fruits, vegetables, crops for fiber, household pets, most ornamental flowers and many other species represent the results of many generations of selective breeding by humans. In all these cases, crops or animals with the most desired physical characteristics have been cross-bred to produce improvements in the next generation. For example, modern corn now has a dramatically higher yield than the wild strain of corn. This improvement probably began with ancient Inca farmers continually selecting, breeding and propagating the most robust seed corn. This is known as classical breeding.

[photo comparing size of wild strain of corn with modern corn]

    In the 19th century, advances in biology led to a better understanding of the basis of heredity. The discovery of the structure of DNA in 1953 subsequently led to the realization that genetic information was responsible for physical characteristics and that its manipulation could further improve the breeding process. In modern breeding, the DNA of offspring is often sequenced to determine whether or not they are carrying undesirable genes. This reduces the probability of breeding poor quality stock and increases the pace of improvement.

    Despite the improvements in classical breeding, this technique still has a number of significant limitations. First, the process is extremely time consuming, since the offspring must mature in order to determine if they carry the desired characteristic. For example, this cycle takes several years in cattle. Second, classical breeding can only be used to breed entire organisms and cannot readily use genetic information to modify or select for specific genes and the traits they represent. This limitation is compounded when multiple genes encode the selected trait or when the simultaneous breeding of multiple traits is desired. Thus, the scope of potential improvements accessible by classical breeding are limited.

Modern Biotechnology and Its Current Limitations

    The modern biotechnology industry was founded on the ability to isolate native genes and express their proteins in production systems. Despite some notable exceptions, the majority of proteins discovered by scientists and developed by the modern biotechnology industry have not been commercially successful. Similarly, in the chemical industry, native enzymes have not been efficient or stable enough to be used for manufacturing chemicals. The lack of product success is due in part to the fact that the relevant proteins have not been evolved for commercial purposes.

    The genomics industry is focused on identifying genes and elucidating their function. Genomics has been highly successful in identifying tens of thousands of genes, but has been limited in its ability to rapidly develop products. This results from two primary causes. First, the genes identified by genomics have not been evolved for commercial purposes. Second, once a gene has been identified, a number of steps need to be completed before the genetic information can be used for the development of products.

    Typical deficiencies of native genes and proteins which limit their commercial utility as therapeutic products include inappropriate bioavailability and stability, difficulty and cost of manufacture, lack of specificity, toxicity and other side effects. Similarly, in applications such as agricultural biotechnology and biocatalysis for chemical processes, problems include protein expression levels, specificity, stability, enzyme efficiency under industrial manufacturing conditions and purity. In addition, potential products with the highest commercial value often result from the action of multiple genes or multiple biological reactions and are difficult to optimize with modern biotechnology techniques. As a result, many biotechnology product candidates have been abandoned during development or never pursued due to the unsuitability of the native proteins for commercial uses.

    One approach used by the modern biotechnology industry to attempt to optimize genes for commercial purposes is random mutagenesis. This technique involves randomly mutating genes in an attempt to achieve improvement and usually results in harmful changes. In addition, the low probability of randomly improving a gene or sequence of complex biological reactions makes screening for positive changes prohibitively expensive and time consuming.

    A second approach, rational design, seeks to modify a gene to improve its properties based on knowledge regarding how the structure of the gene determines the function of its resultant gene product. Fundamental research on the mechanism of action of the relevant gene product is pursued until the knowledge gained allows a rational prediction of how to change the gene for desired effect. This process requires many simplifying assumptions, is costly, time intensive and generally has been unsuccessful.

    As such, genes and gene products have generally proven too complex to commercialize using genomics, rational design, random mutagenesis or other current technologies.

The Maxygen Solution

    We have developed proprietary MolecularBreeding technologies that address the limitations of classical breeding and modern biotechnology by maximizing genetic diversity through directed evolution at the molecular level. Maximizing genetic diversity increases the opportunity for developing characteristics optimally suited for a specific commercial purpose. Our MolecularBreeding technologies bring together advances in molecular biology and classical breeding, while capitalizing on the wealth of genetic information being developed by genomics. Our technologies are fast, inexpensive, commercially focused and results oriented. Our approach, unlike conventional approaches, requires minimal understanding of complex underlying biological mechanisms.

    There are two components of our MolecularBreeding technologies. The first is DNAShuffling, our proprietary process for recombining genes into a diverse library of novel sequences. The second is MaxyScan, a series of proprietary specialized screening capabilities for the selection of desired commercial properties from the library of novel sequences. The combination of DNAShuffling and MaxyScan specialized screening capabilities enables us to identify novel products in a rapid, cost-effective manner.

    Virtually any product or process that utilizes or could utilize DNA or proteins can potentially be optimized using our MolecularBreeding technologies. We are therefore applying our technologies to evolve genes and proteins for use in fields as diverse as chemicals, agriculture, vaccines and protein pharmaceuticals.

    We believe that our MolecularBreeding technologies provide distinctive advantages over modern biotechnology, as summarized in the following table.

             Advantages of Maxygen's MolecularBreeding Technologies


                                                               Maxygen's
                                               Modern      MolecularBreeding
               Characteristic               Biotechnology    Technologies
-----------------------------------------------------------------------------
  Time to generate lead product candidates  several years   weeks to months
-----------------------------------------------------------------------------
  Need to understand the biological
   mechanisms underlying lead product
   candidates                                    yes              no
-----------------------------------------------------------------------------
  Ability to optimize properties for
   commercial applications                       no               yes
-----------------------------------------------------------------------------
  Cost to generate lead product candidates      high              low
-----------------------------------------------------------------------------
  Amount of resulting genetic diversity        limited    virtually unlimited


Maxygen's Molecular Breeding Technologies

    Our technologies represent an integrated platform in which the desired genetic trait is generated in a two-step process that mimics the natural events of evolution. First, genes are subjected to DNAShuffling, generating a diverse library of novel sequences. Second, the individual gene products of the library are subsequently selected using our specialized MaxyScan screening systems. The gene products that show improvements in the desired characteristics become the initial lead candidates. After confirmation of activity, the initial lead candidates are then used as the genetic starting material for additional rounds of shuffling. Once the level of improvement needed for the particular commercial application is achieved, the group of lead candidates is moved forward to the product or process development stage.

[DIAGRAM OF MAXYGEN DNA SHUFFLING TECHNOLOGY]

 Step One: DNAShuffling Technologies

    Our DNAShuffling technologies work as follows: a single gene or multiple genes are cleaved into fragments and recombined creating a population of novel gene sequences. The novel genes created by DNAShuffling are then selected for one or more desired characteristics. This selection process yields a population of genes which becomes the starting point for the next cycle of recombination. As with classical breeding, this process is repeated until genes expressing the desired properties are identified.

    DNAShuffling can be used to evolve properties which are coded for by single genes, multiple gene pathways and entire genomes. By repeating the process, DNAShuffling ultimately generates libraries with a high percentage of functional genes. Due to the high quality of these libraries, only a relatively small number of assays need to be performed in order to identify gene variants with the desired commercial qualities. This process significantly reduces the cost and time associated with identifying multiple product candidates.

 Step Two: MaxyScan Screening of Shuffled Libraries

    The ability to screen or select for a desired improvement in function is essential to the effective development of a gene or protein with the desired property. As a result, we have invested significant resources in developing automated, rapid screens and selection formats.

    We have developed flexible assay systems which measure the production of small molecules in culture without significant purification steps or specific assay reagents, thereby eliminating two time-consuming steps required for traditional assays. We are also focusing on the development of reliable, cell-based assays that are predictive of specific functions relevant to our human therapeutics programs. Accordingly, we continue to develop new screening approaches and technologies. Our approach is to create multitiered assay systems whereby a less sensitive assay is used as a first screen to quickly select gene products with the desired characteristics , followed by a more sensitive assay to confirm value in these variants and to select for final lead product candidates. Unlike approaches that create random diversity, MolecularBreeding produces high-quality libraries of genetic diversity with a predominance of active functional genes. This allows us to use complex biological screens and formats as a final assay, as relatively few gene products must be screened to detect an improvement in the starting gene activity.

    We have access to multiple sources of genetic starting material. In addition to the wealth of publicly available genetic sequence information, we are able to access our collaborators' proprietary genes. Furthermore, we are able to inexpensively obtain our own genetic starting material which, when coupled with the DNAShuffling process, provides a virtually infinite amount of novel, proprietary high-value diversity.

Demonstrated Successes of MolecularBreeding in Multiple Applications

    We have consistently achieved improvement in gene function using our MolecularBreeding technologies. Impressive results have been demonstrated in many different systems that have relevance to multiple commercial applications. Our technologies have the ability to generate improvements that would be difficult, costly, time intensive and, in many cases, impossible to achieve using other methods. We have shown that a detailed understanding of the underlying complex biological mechanisms is not required to achieve the desired outcome.

    For example, we have demonstrated our ability to improve genes that increase the anti-viral activity of a protein and develop novel enzymes which have the potential to streamline chemical and pharmaceutical manufacturing processes. In addition, we have improved the performance of subtilisin, one of the most commercially valuable laundry detergent enzymes. Subtilisin is one of the most highly studied and engineered enzymes. This example demonstrates the ability of MolecularBreeding to achieve significant improvements beyond the limits of modern biotechnology. A summary of representative experiments published by our scientists is set forth below.


        Example                     Property               Activity Increase            Publication
-----------------------------------------------------------------------------------------------------------
B-lactamase              Increased antibiotic            32,000-fold            Nature (1994)
                         resistance/enzyme activity
Antibody                 Increased expression level      100-fold               Nature Medicine (1996)
Antibody                 Increased antibody/receptor     (greater than)         Nature Medicine (1996)
                         binding                         440-fold
Green fluorescent        Increased fluorescence          45-fold                Nature Biotechnology (1996)
 protein
B-galactosidase to       Increase in activity            66-fold activity       Proceedings of the
 fucosidase                                                                     National Academy of
                                                                                Sciences (1997)
                         Increase in specificity         1,000-fold specificity
Arsenate pathway (3      Increased bacterial resistance  40-fold                Nature Biotechnology (1997)
 genes)                  to arsenate
Subtilisin protease      Simultaneous improvement        2 to 4 fold in         Nature Biotechnology (1999)
                         in 3 properties                 3 properties
Cephalosporinase family  Increased antibiotic resistance 270-540-fold           Nature (1998)
Human A-interferon       Increased activity as           285,000-fold           Nature Biotechnology (1999)
 family                  measured by antiviral activity
                         on mouse cells
HSV thymidine kinase     Increased sensitivity to        32-fold                Nature Biotechnology (1999)
 family                  prodrug (AZT)


The Maxygen Strategy

    Our goal is to be the world leader in the commercialization of products and processes developed using directed molecular evolution. There are four basic elements to our business strategy:

    Expand Our Proprietary Technology Leadership. In order to expand our technology leadership, we will continue to develop our core MolecularBreeding technologies by investing significantly in research and development. We will in-license and acquire technologies that complement our core capabilities. We will protect and build on our existing patent portfolio and also rely on trade secrets to protect our proprietary technologies. We will continue to recruit and collaborate with leaders in the field of directed molecular evolution.

    Expand Our Strategic Collaborations and Grants. We will continue to establish strategic collaborations with leading companies in different industries. We will also pursue additional grants from major U.S. government agencies. Our goal is to leverage the combined expertise of Maxygen and our collaborators. Additionally, we seek to receive financial support from our collaborators for research and development of products and of our core technologies, and potential milestone and royalty payments on any products commercialized.

    Maximize Commercial Applications of Our Technologies. We plan to develop multiple products for multiple industries. We believe we have short, medium and long-term commercial opportunities in the chemicals, agriculture and pharmaceutical industries. We believe our technologies have broad commercial applications, including the development of new and improved pharmaceuticals and vaccines, better agricultural products and more efficient chemical manufacturing systems.

    Retain Our Commercialization Rights. We have invested and plan to invest our own funds in certain specific areas and product opportunities with the aim of capturing a high percentage of profits on product sales.

Potential Fields of Application

    We believe that our MolecularBreeding technologies can be applied to many different industries. Virtually any product or process that utilizes or could utilize DNA or proteins can potentially be optimized using our MolecularBreeding technologies. Potential applications of MolecularBreeding technologies include the development of new high-value products and the improvement of existing products and manufacturing processes. We can potentially use multiple approaches to develop products to solve complex problems, including the following:

 In Medicine

  . New and improved treatments for major diseases such as cancer, cardiovascular disease, diabetes and obesity.

  . New vaccines to treat and prevent viral diseases such as hepatitis, AIDS and emerging viral diseases and parasitic diseases such as malaria which affect millions of people each year.

  . Therapeutic vaccines and gene therapies to treat and prevent autoimmune diseases such as multiple sclerosis, allergies and cancer.

  . Novel natural products for the development of better and cheaper antibiotics to counter the spread of infectious organisms that have developed a resistance to conventional antibiotics.

  . Novel natural products as improved therapies for cancer.

  . Novel gene therapies for treatments for hereditary diseases such as hemophilia and cystic fibrosis.

 In Agriculture and Food Production

  . Crops with increased yields which require less fertilizers, herbicides or insecticides.

  . Plants which can thrive on land where they could not otherwise survive, for example because of lack of water, high salt level or extreme temperatures.

  . Vaccines to treat and prevent diseases of farm animals.

  . Nutritionally improved forms of food and animal feed.

  . Food with increased health benefits.

 In the Chemical Industry

  . New, more cost-effective and more environmentally friendly production systems for plastics, vitamins, pharmaceuticals, fibers and adhesives.

  . Novel materials such as fibers and plastics.

  . Plants as factories for the cheaper and more environmentally friendly production of chemicals such as plastics and pharmaceuticals.

 In the Environmental and Energy Industries

  . New systems for controlling pollution, such as novel processes for reduction of carbon emissions and polluting effluents.

  . Alternative energy sources.

  . Removal of pollutants, such as sulphur, from oil and other fossil fuels.

Current Fields of Application

    We are currently applying our MolecularBreeding technologies to high-value opportunities in the fields of chemicals, agriculture, prophylactic and therapeutic vaccines and protein pharmaceuticals.

 Chemicals

    The chemicals industry is comprised of 3 major segments: commodity, specialty and fine chemicals. Together, 1998 sales in these segments exceeded $800 billion. Within these segments, approximately $50 billion is readily addressable by biological processing, for example, either by fermentation or biocatalysis. An additional $200 billion has been identified as being potentially addressable by biological approaches within the next 10-20 years. Included in the potential market is the manufacturing of major chemicals, plastics, vitamins, pharmaceutical intermediates, biocatalysts, the pigments and additives in paint and the polymers and fibers in our clothing. Native enzymes are generally not able to meet the stringent activity requirements that would allow for the broad commercial use of biocatalysts.

    We have demonstrated that MolecularBreeding technologies allow for the creation of novel biocatalysts and metabolic pathways that overcome the limitations of native enzymes. We are currently generating libraries of proprietary biocatalysts which we believe will offer a significant competitive advantage over existing chemical catalysts. These biocatalysts could provide increased yields and decreased manufacturing costs by a reduction in requirements for raw materials, capital equipment and energy. In addition, we believe these biocatalysts will have applicability in generating novel useful materials.

    We have established two collaborations in the chemical industry, one with Novo Nordisk, the world's leading manufacturer of industrial enzymes, and another with DSM, a leader in the production of bulk antibiotic products and intermediates. Our partnership with Novo Nordisk was established in September 1997. Novo Nordisk had a market share of 45% of the industrial enzymes market in 1998. The total industrial enzymes market (a segment of the chemicals market) is estimated at $1.4 billion today, growing to over $3 billion by 2008. Together with Novo Nordisk we are applying our MolecularBreeding technologies for the potential production of improved industrial enzymes. For example, we have significantly improved multiple commercially relevant properties in subtilisin, one of the world's most highly engineered industrial enzyme products. Under the five-year agreement, Novo Nordisk will pay us royalties on any sales of industrial enzyme products that are developed through our MolecularBreeding technologies.

    In March 1999, we commenced a three-year strategic collaboration with DSM to evolve novel enzymes for use in the manufacture of certain classes of penicillin antibiotics. We are receiving research funding over the three-year collaboration, and we will receive royalties from the implementation of any evolved enzymes developed through our MolecularBreeding technologies.

    In addition to the existing collaborations, we expect to pursue independent development of high-value chemical products, as well as enter into additional strategic alliances with leading chemical companies.

 Agriculture

    Today's agricultural biotechnology market is estimated at approximately $1 billion. It is expected to grow to approximately $6 billion by 2005. Over the past decade, biotechnology has been used to provide protection from herbicides, diseases and pests, resulting in impressive increases in crop yield.

    The need for increased crop yield and the desire to move away from chemical pesticides have combined with the sequencing of plant and insect genomes to provide significant growth in agricultural biotechnology.

    In addition to yield improvement, the agricultural industry is investing heavily in biotechnology to develop crops with improved qualities such as higher oil content, and enhanced nutritional value for human food or animal feed.

    A third area of great market potential is the use of plants as "factories" where the plant produces a substance that has commercial value, generally when processed and separated from the plant and sold as a pure preparation. Plants potentially can be used to manufacture pharmaceutical products or specialty or fine chemicals.

    We believe our MolecularBreeding technologies can be used to create numerous commercial opportunities in crop protection and in improved plant quality traits. We are developing multiple commercial products for the agriculture industry through commercial collaborations with two of the world's leading agriculture companies, AstraZeneca and DuPont/Pioneer Hi-Bred. From these collaborations we have committed funding of over $61 million and may receive milestone payments of over $145 million based on the accomplishment of specific performance criteria, as well as royalties on product sales. The AstraZeneca and DuPont/Pioneer Hi-Bred collaborations fully fund our research and development efforts under these collaborations, and provide us with a large portfolio of potentially high-value gene products for the agricultural markets.

    Together with our collaborators, we are working on a broad portfolio of 12 potential products in areas of yield improvement and quality traits. We have retained significant rights to develop and market certain applications of the products resulting from the collaborations. In addition to the existing collaborations, we are currently pursuing and expect to pursue independent development of high-value agricultural products, and intend to enter into additional strategic alliances with leading agriculture companies.

 Prophylactic and Therapeutic Vaccines

    Worldwide sales of vaccines in 1998 exceeded $4 billion and are expected to exceed approximately $10 billion by 2005. Vaccines have been used for decades to prevent the onset of infectious disease in humans and animals. The vaccine market has the potential to increase dramatically for several reasons. First, vaccines are recognized as the preferred therapy for numerous infectious diseases given the increasing drug resistance of pathogens and the inability to prevent or effectively treat traditional and newly emerging viral infections. Second, vaccines are also being investigated as treatments for cancer, autoimmune diseases, allergy, and other non-infectious diseases. Third, vaccines are being used increasingly by adult populations. Finally, vaccines are being used increasingly by travelers from developed countries.

    Vaccines are typically comprised of two elements: antigens, which are components of the invading pathogen that are recognized by cells of the immune system and trigger the body's defenses; and adjuvants, which are immune system boosters. The development of vaccines has been hindered because existing antigens and adjuvants are limited in their ability to generate the required immune responses. We believe that we can generate novel vaccines that have the potential to overcome the limitations of traditional vaccine development.

    We have built our research and development capabilities in the vaccine area with the support of government grant funding and have retained full commercialization rights, subject only to a license to the U.S. government as required by applicable statutes and regulations. Total committed government grant funding in the vaccine area is over $22 million.

    We believe our MolecularBreeding technologies have the potential ability to transform the design and development of vaccines through the optimization of properties that allow for the generation of broad and strong immune response. This would enable us to address both the treatment and prevention of a wide variety of diseases including cancer, allergy, autoimmune disease and infectious diseases such as AIDS and hepatitis. We are developing a portfolio of products in the vaccine area, including, for example, proprietary novel optimized antigens and adjuvants for stimulating the immune system.

 Protein Pharmaceuticals

    In 1998, the worldwide sales of recombinant therapeutic proteins were approximately $17 billion, and are projected to reach approximately $19 billion in 2000. Recombinant protein pharmaceutical products, such as erythropoietin (1998 worldwide sales of $4 billion) and granulocyte colony stimulating factor (1998 worldwide sales of over $1.6 billion) represent some of the world's highest revenue pharmaceutical products. While some native protein pharmaceuticals can address large markets, many native proteins are not well suited for commercialization without modification. We believe that our MolecularBreeding technologies provide the capabilities necessary to attain this optimization.

    Our MolecularBreeding technologies potentially could be applied to improve existing pharmaceutical proteins, create superior second generation high-value proteins with, for instance, improved half-life, and create new proteins and pioneer new therapies. Our MolecularBreeding technologies potentially could also be applied to protein pharmaceuticals to improve desirable biological activities, alter receptor specificity and binding activity, and reduce harmful side effects and toxicities.

    The area of human therapeutics presents significant opportunity for us as the rapid cloning and sequencing of the human genome is leading to the identification of hundreds of new genes and proteins that potentially could be optimized and developed as novel protein pharmaceuticals. We are currently working on a number of protein pharmaceuticals at the research stage. We are pursuing a two-fold strategy to develop protein pharmaceuticals. First, we intend to collaborate with leading pharmaceutical and biotechnology companies and second, we are internally developing our own pharmaceutical product pipeline for future collaboration opportunities, out-licensing or independent commercialization.

    The following chart summarizes the current status of our commercially-focused research projects. This table does not include our proof of principle research focused publications.

            Current Status of Commercially-Focused Research Projects

                                    [CHART]

Areas of Exploration

    In addition to those areas described above, we will continue to evaluate opportunities in fields such as antibody engineering, nutraceuticals, natural products, gene therapy, liquid fuels and environmental applications. We are assessing these and other commercialization opportunities through discussions with potential corporate and academic collaborators and U.S. government agencies. In many instances, initial technology development and proof of principle models have already been established. Additional development may be funded through federal grants, corporate collaborators or our own funds.

  Monoclonal Antibodies

    Our MolecularBreeding technologies potentially allow for the generation of novel antibodies with improved specificity and other improved therapeutic properties for multiple diseases. Monoclonal antibodies are an important sector of the biotechnology industry representing over 20% of all biopharmaceutical products in development. Several, including Genentech's Herceptin(R) and Novartis' Simulect(R), have recently been approved for commercial sale by FDA and have potential utility in a broad range of diseases.

  Nutraceuticals

    We believe that our technologies may be applied to individual genes, gene families and entire complex biological pathways to develop foods, nutritional supplements and animal feed with improved health benefits. Specific applications include vitamins, sweeteners, preservatives, and cholesterol lowering agents. These are potentially high-value products that are currently receiving significant attention in both the food and pharmaceutical industries.

  Natural Product Drug Discovery

    Natural products and natural product derivatives represent approximately 80% of 1998 product sales in the areas of antibiotics and cancer therapies. We may enter into collaborations with biotechnology and pharmaceutical companies to generate novel libraries of lead natural product compounds by modifying enzymes and metabolic pathways through MolecularBreeding. We believe that novel enzymes and pathways created through MolecularBreeding may allow for the generation of natural product analogues in ways that are not feasible using existing medicinal or combinatorial chemistry. Our efforts could potentially create novel natural products with increased activity, half-life, bioavailability or specificity.

  Gene Therapy

    Gene therapy is an approach to treat or prevent certain diseases by introducing therapeutic genes into target cells to produce specific proteins that will elicit a desired therapeutic response. We believe that our MolecularBreeding technologies are potentially well suited to the development of gene delivery and cell-targeting systems that could improve current modes of disease treatment and prevention. We have completed two internal programs that demonstrate the technical feasibility of MolecularBreeding to improve the properties of viral and non-viral gene therapy delivery vectors.

  Liquid Fuels and Environmental Uses

    The depletion of fossil fuels and the effects of carbon dioxide emissions on the environment have raised awareness of the need to develop alternative fuels. Our MolecularBreeding technologies may be employed to develop biological systems that produce cleaner burning fuels, such as methanol and ethanol, from alternative carbon sources, such as plant biomass and animal waste rather than petroleum. Additionally, our MolecularBreeding technologies potentially could be used to develop biocatalytic systems which could capture carbon dioxide which would otherwise be released to the environment, and use it to produce value-added products, such as fertilizer, polymers and plastics, and cleaner burning fuels.

Corporate Collaborations

    Since inception, we have entered into strategic collaborations and several additional proof of principle collaborations with commercial entities and have received six grants from U.S. government agencies. We have total committed funding of over $94 million, of which approximately $67 million is from our collaborators and $27 million from government funding. Of these committed funds, approximately $11 million have been expended and in addition $10 million has been received in consideration of purchase of our equity. In addition, potential milestone payments from our existing collaborations could exceed $145 million based on the accomplishment of specific performance criteria, in addition to earned royalties on product sales. We expect that strategic collaborations and government grants will continue to be an important element of our business strategy.

    In our strategic collaborations, in exchange for commercial licenses to the products developed during the program in specified fields, we typically seek up-front license fees, collaborative research funding, technology advancement funding, milestone payments for significant developments and royalties on product sales.

    We have entered into the following significant collaborations:

  Novo Nordisk

    In September 1997, we entered into a five year strategic collaboration with Novo Nordisk A/S, the world's largest producer of industrial enzymes, for the development and bulk production of specific industrial enzymes in fields such as laundry detergents, leather processing and pulp and paper manufacturing. Industrial enzymes are used for a broad spectrum of activities ranging from food preparation, to detergents, to pulp and paper manufacturing. Industrial enzymes today represent over a $1.4 billion market.

    Novo Nordisk will use our MolecularBreeding technologies to generate new industrial enzymes. In addition, Novo Nordisk has made a five year commitment to contribute funding for the research and development of new directed evolution technologies. Under the agreement, Novo Nordisk has an exclusive royalty-bearing license to use our MolecularBreeding technologies to develop proteins and enzymes for use in certain industrial enzyme fields. We have received an exclusive royalty free license to certain Novo Nordisk complementary technologies in all fields outside the scope of the collaboration. Under this agreement, Novo Nordisk will pay us a royalty on the sales of industrial enzyme products developed using our MolecularBreeding technologies.

  DuPont/Pioneer Hi-Bred

    In December 1998, we entered into a five year strategic collaboration with Pioneer Hi-Bred International, Inc., a wholly-owned subsidiary of E.I. duPont de Nemours and Company, to utilize our MolecularBreeding technologies to generate novel gene products for use in the development of specific crop protection and quality grain traits in corn, soybeans, and certain other crops. Under the terms of the agreement, in exchange for global commercialization rights, DuPont/Pioneer Hi-Bred purchased $5 million of our preferred stock and paid $2.5 million in up-front license fees. In addition, DuPont/Pioneer Hi-Bred has committed to pay us $27.5 million over five years for research and technology development, as well as possible milestone payments of up to $45 million based on the accomplishment of specific performance criteria and royalties on future product sales, if any. This agreement may be terminated by Dupont/Pioneer Hi-Bred after three years, upon six months notice, if a specified technological milestone has not been met.

  DSM

    In March 1999, we entered into a three-year collaboration with Gist-brocades N.V., a subsidiary of DSM N.V., to utilize our proprietary MolecularBreeding technologies to develop certain novel enzymes for use in the manufacture of certain classes of penicillin antibiotics. Under the terms of the agreement, in exchange for global commercialization rights, we will receive research funding over three years and will receive royalties from the commercialization of any enzymes developed through our MolecularBreeding technologies.

  AstraZeneca

    In June 1999, we entered into a five year strategic collaboration with Zeneca Limited, a wholly-owned subsidiary of AstraZeneca plc, to utilize our MolecularBreeding technologies to improve the yield and quality of several of AstraZeneca's strategic crops. AstraZeneca is one of the world's leading agricultural companies. We have received $5 million in a preferred stock equity investment and could receive up to $21.5 million for research and development funding and technology advancement funding. We may receive over $100 million in potential milestone payments based on the accomplishment of specific performance criteria, in addition to royalties on product sales. In addition, each year of the collaboration AstraZeneca has the right to substitute their obligation to pay us $1 million in annual technology advancement funding with a $3 million equity investment at a 50% premium to the current market value.

    In addition to the above collaborations, we have entered into several proof of principle collaborations with parties such as Abbott, Pfizer and Novartis.

U.S. Government Grants

    Government grants allow us to focus on key internal scientific programs. In addition, we retain ownership of all intellectual property and commercial rights generated during the project, subject to rights retained by the U.S. government as required by the applicable statutes and regulations. We have obtained grant funding of over $27 million, primarily for the development of vaccines and the advancement of core technology, as outlined below.

                               Summary of Grants


                          Granting                                                     Dollar
      Area of Grant        Agency               Description              Grant Date    Amount
------------------------------------------------------------------------------------------------
  Improved Drug Testing   NIST-ATP Use of MolecularBreeding              Sept. 1997 $2.0 million
                                   technologies to develop new assay
                                   systems for use in accelerated
                                   discovery and development of new
                                   AIDS therapies and vaccines.

  Evolution of Vectors    DARPA    Use of MolecularBreeding              Feb. 1998  $5.6 million
                                   technologies to evolve a new
                                   generation of DNA vectors for
                                   rapid and efficient delivery of
                                   antigens for immunization.

  Whole Genome Shuffling  NIST-ATP Use of MolecularBreeding              Oct. 1998  $1.2 million
                                   technologies to develop new or
                                   improved manufacturing processes.

  Decontamination         DARPA    Use of MolecularBreeding              Dec. 1998  $3.8 million
                                   technologies to create
                                   enzyme-based decontamination
                                   reagents effective against pathogens.

  Novel Therapeutic and   DARPA    Use of MolecularBreeding              April 1999 $7.7 million
  Prophylactic DNA                 technologies to generate
  Vaccines                         novel vaccines with a broad
                                   spectrum of activity against
                                   multiple strains of several
                                   different pathogens.

  Aerosol-Based Vaccines  DARPA    Use of MolecularBreeding              Sept. 1999 $6.8 million
                                   technologies to deliver
                                   aerosol-based prophylactic and
                                   therapeutic agents.


Intellectual Property and Technology Licenses

    Pursuant to the technology transfer agreement we entered into with Affymax Technologies N.V. and Glaxo Group Limited, each a wholly-owned subsidiary of Glaxo Wellcome plc, we were assigned all rights to the patents, applications and know-how related to MolecularBreeding technologies. Affymetrix, Inc. retains an exclusive, royalty-free license under the patents and patent applications previously owned by Affymax for use in the diagnostics and research supply markets for specific applications. In addition, Affymax assigned jointly to us and to Affymetrix a family of patent applications relating to circular PCR techniques.

    We have an extensive patent portfolio including 5 issued U.S. patents relating to our proprietary MolecularBreeding technology. Counterpart applications of these U.S. patents are pending in other major industrial countries. We have an additional 77 pending U.S. patent applications and 63 pending foreign and international counterpart applications relating to our MolecularBreeding technologies and specialized screening technologies, and the application of these technologies to diverse industries including agriculture, protein pharmaceuticals, vaccines, gene therapy, chemicals, and small molecules therapeutics.

    We have exclusively licensed patent rights and technology for specific uses from Novo Nordisk, the California Institute of Technology, Stanford University and the University of Washington. These licenses give us rights to an issued U.S. patent, 10 U.S. patent applications, and 79 additional international or foreign counterpart applications.

    In addition, we received from Affymax a worldwide, non-exclusive license to certain Affymax patent applications and patents related to phage display technology.

Competition

    We believe we are the leader in the field of directed molecular evolution. We are aware that companies such as Diversa and Ixsys have alternative methods for obtaining genetic diversity. Academic institutions such as Caltech and the University of Washington are working in this field, and we have licensed certain technology from Caltech and the University of Washington. In the future, we expect the field to become highly competitive and that companies and academic and research institutions will seek to develop technologies that could be competitive with our MolecularBreeding technologies.

    Any products that we may develop through our MolecularBreeding technologies will compete in highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and personnel resources than we do, and we cannot assure you that they will not succeed in developing technologies and products that would render our technologies and products and those of our collaborators obsolete or noncompetitive. In addition, many of those competitors have significantly greater experience than we do in their respective fields.

Employees

    As of September 30, 1999, we had 109 full-time employees, 53 of whom hold Ph.D. or M.D. degrees and 88 of whom were engaged in full-time research activities. We plan to expand our corporate development programs and hire additional staff as corporate collaborations and government grants are established. We continue to search for qualified individuals with interdisciplinary training and flexibility to address the various aspects and applications of our technologies. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

    We lease an aggregate of 47,880 square feet of office and laboratory facilities in Redwood City, California. The lease expires on February 24, 2005 with respect to 31,166 square feet and on March 31, 2002 with respect to 16,714 square feet. We have an option to extend the term of the lease for three years with respect to the 16,714 square feet. We believe that the facilities we currently lease are sufficient for the next 6 months. We believe we will require additional space thereafter and will seek additional facilities.

Legal Proceedings

    We are not currently a party to any material pending legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

    Our directors and executive officers as of September 30, 1999 are as follows:

                Name              Age                  Position
                ----              ---                  --------
                                      Director, President and Chief Executive
   Russell J. Howard, Ph.D.......  49 Officer
   Simba Gill, Ph.D..............  35 Chief Financial Officer and Senior Vice
                                       President of Business Development
   Michael Rabson, Ph.D..........  45 General Counsel and Senior Vice President
                                       of Legal Affairs
   Willem P.C. Stemmer, Ph.D. ...  42 Vice President of Research
   Joseph Affholter, Ph.D. ......  35 Vice President of Biocatalysis and
                                       Chemical Processing
                                      Director of Intellectual Property, Chief
   Norman Kruse, Ph.D............  50 Patent Counsel
   Isaac Stein (1)(2)............  53 Chairman of the Board and Director
   Robert J. Glaser, M.D. (2)....  81 Director
   M.R.C. Greenwood, Ph.D........  56 Director
   Adrian Hennah (1).............  42 Director
   Gordon Ringold, Ph.D. (1)(2)..  48 Director
   Julian N. Stern...............  75 Secretary

--------
(1)Member of the audit and finance committee

(2)Member of the compensation committee

    Russell J. Howard, Ph.D., has served as our President, Chief Executive Officer and Director since June 1998 and is one of our co-founders. Dr. Howard was elected our President and Chief Operating Officer in May 1997. Originally trained in biochemistry and chemistry, Dr. Howard has spent over 20 years studying infectious diseases, primarily malaria, and currently serves on the National Institutes of Health and USAID advisory panels for malaria vaccine development. Prior to joining Maxygen, Dr. Howard was from August 1994 to June 1996 the President and Scientific Director of Affymax Research Institute.

    Simba Gill, Ph.D., joined us in July 1998 as the Chief Financial Officer and Senior Vice President of Business Development. Prior to joining us, from November 1996 to July 1998, Dr. Gill was at Megabios Corp. where he was Vice President of Business Development. Prior to this from November 1995 to November 1996, Dr. Gill was Director of Business Development at Systemix. Prior to joining Systemix, Dr. Gill worked at Boehringer Mannheim in a variety of corporate functions including Global Product Manager for Erythropoietin, Manager of Corporate Business Development and Director of New Diagnostics Program Management. Dr. Gill received his Ph.D. in immunology at King's College, London University in collaboration with the U.K. biotechnology company CellTech, and his M.B.A. from INSEAD in Fontainebleau, France.

    Michael Rabson, Ph.D., joined us in September 1999 as Senior Vice President of Legal Affairs and General Counsel. Prior to joining us from February 1996 to September 1999, Dr. Rabson was a member of Wilson Sonsini Goodrich & Rosati, P.C. Prior to becoming a member, Dr. Rabson was an associate at Wilson Sonsini Goodrich & Rosati, P.C. Dr. Rabson received his Ph.D. in infectious disease epidemiology from Yale University and did a post-doctoral fellowship at the National Cancer Institute, National Institutes of Health. He was a patent examiner at the U.S. Patent and Trademark Office before he received his law degree from Yale Law School.

    Willem P.C. Stemmer, Ph.D., is one of our co-founders and the inventor of MolecularBreeding. He has served as our Vice President of Research since March 1997. Dr. Stemmer's background is in medical genetics, where he originally worked on antibody engineering for immunotherapy of cancer. Prior to the organization of Maxygen, he was a distinguished scientist at Affymax Research Institute from 1992 to 1996. He is a co-founder and board member of the Diversity Biotechnology Consortium, a joint academic and business effort focused on theoretical issues in molecular diversity and evolution. Dr. Stemmer has pioneered our MolecularBreeding technologies and has authored more than 14 papers on the subject and is the named inventor on more than 20 patent applications covering the technologies and, to date, five issued patents.

    Joseph Affholter, Ph.D., joined us in April 1998 as Vice President of Biocatalysis and Chemical Processing. Prior to joining us, Dr. Affholter was from 1997 to 1998 a member of the Biotechnology Steering Committee and from July 1996 to March 1998 was the research leader of the biotechnology program at the Dow Chemical Company. Prior to this, Dr. Affholter was the project leader of industrial biocatalysis research and development. Dr. Affholter serves on a number of academic and corporate technical advisory boards and has given numerous invited seminars on the coming impact of biotechnology on the chemical industry. Dr. Affholter received his B.S. degree in chemistry from Michigan Technological University and his Ph.D. in molecular pharmacology from Stanford University.

    Norman Kruse, Ph.D., J.D., joined us in March 1998 as the Director of Intellectual Property, Chief Patent Counsel. Prior to joining us, from December 1995 to February 1998, Dr. Kruse was a patent attorney at Chiron Corporation. Dr. Kruse was a patent attorney at Townsend and Townsend and Crew from January 1993 to December 1995. Dr. Kruse received his Ph.D. in molecular biology from the University of Washington and worked initially as a scientist and manager in the diagnostics industry. Subsequently, he managed technology assessment and acquisition for Triton Biosciences, during which time he obtained his J.D. from Golden Gate University of Law in San Francisco.

    Isaac Stein, has served as our Chairman of the Board since June 1998 and a director since May 1996 and is one of our co-founders. Since November 1982, Mr. Stein has been president of Waverley Associates, Inc. a private investment firm. Mr. Stein is also a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C., which is the general partner of Technogen Associates, L.P. and a director of ALZA Corporation, the Benham Group of mutual funds and CV Therapeutics, Inc. He is also a trustee of Stanford University and the Chairman of the Board of UCSF Stanford Health Care.

    Robert J. Glaser, M.D., has served as our Director since September 1997. Dr. Glaser was Director for Medical Science at the Lucille P. Markey Charitable Trust from 1984 to June 1997, and a trustee from 1988 to June 1997. In accordance with donor's will, the Trust ceased operations in June 1997. Dr. Glaser is also a director of ALZA Corporation and Hanger Orthopedic Group, Inc. Dr. Glaser has held faculty appointments at several universities, including Dean of the School of Medicine at Stanford University and Professor of Social Medicine at Harvard University. Originally trained as an internist, Dr. Glaser has 124 publications on streptococcal infections, rheumatic fever, medical education and health care, as well as being a contributor to numerous scientific treatises.

    M.R.C. Greenwood, Ph.D., has served as our Director since February 1999. Dr. Greenwood has been Chancellor of the University of California ("UC") at Santa Cruz since July 1996. Prior to being named Chancellor of UC Santa Cruz, Dr. Greenwood was Dean of Graduate Studies and Vice President at UC Davis from July 1989 to July 1996. In addition, from November 1993 to May 1995, Dr. Greenwood took a leave from UC Davis to serve as Associate Director for Science in the White House Office of Science and Technology Policy. Dr. Greenwood received her doctorate in physiology, developmental biology and neurosciences from Rockefeller University.

    Adrian Hennah has served as our Director since September 1997. Mr. Hennah has held several key positions in the Glaxo Wellcome Organization. He is currently Chief Financial Officer of Glaxo Wellcome Inc. Prior to that, Mr. Hennah had a range of responsibilities within research and development including finance, business redesign and strategy process, human resources and engineering, and he led the team coordinating the integration of Glaxo and Wellcome. Mr. Hennah has a degree in law from Cambridge University and is a Sloan Fellow of the London Business School.

   Gordon Ringold, Ph.D., has served as our Director since September 1997. Since March 1995, Dr. Ringold has been Chief Executive Officer and Scientific Director of Affymax Research Institute where he manages the development of novel technologies to accelerate the pace of drug discovery. Prior to serving as Chief Executive Officer, Dr. Ringold was the President and Scientific Director of Affymax Research Institute. Dr. Ringold received his Ph.D. in the laboratory of Dr. Harold Varmus, prior to joining the Stanford University School of Medicine, Department of Pharmacology, and serving as the Vice President and Director of the Institute for Cancer and Development Biology of Syntex Research. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C., which is the general partner of Technogen Associates, L.P. and has served as Chairman and Chief Executive Officer of SurroMed, a biotechnology company focused on novel clinical databases since 1997.

   Julian N. Stern, J.D., has served as our Secretary since March 1997. He is the sole employee of a professional corporation that is a partner of the law firm of Heller Ehrman White & McAuliffe and is a director of ALZA Corporation.

Scientific Advisory Board

   The following individuals are members of our Scientific Advisory Board:

   Baruch S. Blumberg, M.D, Ph.D., is a Distinguished Scientist at Fox Chase Cancer Center, Philadelphia, and University Professor of Medicine and Anthropology at the University of Pennsylvania. Dr. Blumberg's research has covered many areas including clinical research, epidemiology, virology, genetics and anthropology. Dr. Blumberg was awarded the Nobel Prize in 1976 for his work on infectious diseases and specifically for the discovery of the hepatitis B virus and has also been elected to the National Inventors Hall of Fame for similar work. Dr. Blumberg's research and insight into infectious diseases are valuable to Maxygen programs related to vaccines and hepatitis B in particular.

   Arthur Kornberg, M.D., is an active Professor Emeritus at the Stanford University School of Medicine, Department of Biochemistry. Dr. Kornberg has received numerous accolades including several honorary degrees and awards, the National Medal of Science, and the Nobel Prize in Medicine in 1959. He is a member of several prestigious scientific societies and serves as a member of several scientific advisory boards. Dr. Kornberg's years of research in enzymes and metabolism is a valuable contribution to directing the internal research programs of Maxygen.

   Joshua Lederberg, Ph.D., a research geneticist, is Professor Emeritus at the Rockefeller University, in New York. Formerly, Dr. Lederberg was a professor of genetics at the University of Wisconsin and at Stanford University School of Medicine. Dr. Lederberg is a pioneer in the field of bacterial genetics with the discovery of genetic recombination in bacteria, work for which he received the Nobel Prize in Physiology and Medicine in 1958. Maxygen is funding work in Dr. Lederberg's laboratory pertaining to the study of cell fusion and the generation of genetically diverse recombinants. His work and guidance in genetic recombination is important to our MolecularBreeding technologies.

   Alejandro C. Zaffaroni, Ph.D., is one of our co-founders. Dr. Zaffaroni is a biochemist by training and a highly successful biotechnology entrepreneur, who has co-founded and built several companies including ALZA Corporation, DNAX Institute of Molecular and Cellular Biology, Affymax N.V. and Affymetrix, Inc. Dr. Zaffaroni has repeatedly recognized the commercial value of leading-edge technologies and has turned those visions into highly successful companies. In 1995, Dr. Zaffaroni was awarded the National Medal of Technology by President Clinton in recognition of his contributions to the pharmaceutical and biotechnology industries. Dr. Zaffaroni is a member of the Managing Partner of Technogen Associates, L.P.

   Frances Arnold, Ph.D., is a Professor of Chemical Engineering and Biochemistry at the California Institute of Technology. She received her Ph.D. in Chemical Engineering from the University of California, Berkeley. Following post-doctoral research appointments in Chemistry at Berkeley and Caltech, she joined Caltech's Division of Chemistry and Chemical Engineering in 1987. She has authored or co-authored more than 120 publications and has 18 patents issued or pending. She serves on the editorial boards of Protein Engineering and the Journal of Molecular Catalysis:
Enzymatic and is a member of the Science Board of the Santa Fe Institute. Dr. Arnold's research focuses on engineering new enzymes and pathways by directing their evolution in the laboratory. Her group collaborates with numerous academic and industrial groups interested in enzymes and their applications in biotechnology, chemicals synthesis and medicine. Her awards include an Office of Naval Research Young Investigator Award, a Presidential Young Investigator Award and a David and Lucille Packard Fellowship in Science and Engineering. Maxygen is funding work at Dr. Arnold's laboratory pertaining to directed molecular evolution. Dr. Arnold provides on-going guidance in the field of directed molecular evolution and its applications in the chemical industry.

Board Composition and Committees

    We currently have six directors.

    Our board of directors currently has an audit committee and a compensation committee. The audit committee consists of Adrian Hennah, Gordon Ringold and Isaac Stein. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. The compensation committee consists of Robert J. Glaser, Gordon Ringold and Issac Stein. The compensation committee makes recommendations to the board of directors regarding our stock and compensation plans, approves compensation of certain officers and grants stock options.

Compensation Committee Interlocks and Insider Participation Interlocks

    None of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees, nor has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

    In March 1998, Dr. Ringold executed a full recourse promissory note in the amount of $99,000 in favor of Maxygen for the payment of the exercise price in connection with the exercise of options to purchase 550,000 shares of our common stock. In addition, in August 1998, Dr. Ringold purchased 16,667 shares of Series B preferred stock at a purchase price of $3.00 per share. In March 1997, Mr. Stein issued a full recourse promissory note in the amount of $120,000, of which $98,800 is outstanding, in favor of Maxygen in connection with the purchase of 600,000 shares of our common stock. In addition, in August 1998, the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee, purchased 31,667 shares of Series B preferred stock at a price of $3.00 per share and Stein Partners, of which Mr. Stein is a partner, purchased 41,667 shares of Series B preferred stock at a price of $3.00 per share.

Director Compensation

    Our nonemployee directors are reimbursed for expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board or committee members. We have in the past granted nonemployee directors options to purchase our common stock pursuant to the terms of our stock plans, and our board continues to have the discretion to grant options to new nonemployee directors. Beginning after our stockholders meeting in 2000, our nonemployee directors will each receive nondiscretionary, automatic grants of options to purchase 20,000 shares of our common stock upon joining the board of directors and nondiscretionary, automatic grants of options to purchase 5,000 shares of our common stock each year pursuant to the 1999 Nonemployee Directors Stock Option Plan.

Executive Compensation

    The following table sets forth the compensation paid by us during 1998 to our Chief Executive Officer and to our four other most highly compensated executive officers who received salary and bonus compensation of more than $100,000 during 1998. The following table also sets forth compensation information about Michael Rabson, who would have been one of our four most highly compensated executive officers if he had been employed by us in fiscal year 1998.

                           Summary Compensation Table

                                                       Long-Term
                                                      Compensation
                                                      ------------
                                                         Awards
                                 Annual Compensation   Securities
                                 --------------------  Underlying   All Other
       Name and Position         Year  Salary  Bonus    Options    Compensation
       -----------------         ----  ------  -----  ------------ ------------
Russell J. Howard............... 1998 $218,333 $  --    200,000      $   --
 President, Chief Executive
  Officer and Director
Simba Gill(1)................... 1998   99,750 10,000   330,000       35,864(2)
 Chief Financial Officer and
  Senior Vice President of
  Business Development
Michael Rabson(3)............... 1998      --     --        --           --
 Senior Vice President of Legal
  Affairs and General Counsel
Willem P.C. Stemmer............. 1998  136,667    --        --           --
 Vice President of Research
Joseph Affholter(4)............. 1998   84,480 10,000   110,000       82,397(5)
 Vice President of Biocatalysis
  and Chemical Processing
Norman Kruse(6)................. 1998  118,767 10,000    87,500      114,809(7)
 Director of Intellectual
  Property, Chief Patent Counsel

--------
(1) Dr. Gill joined Maxygen in July 1998. His annual salary is $190,000.

(2) Consists of $35,864 for reimbursement of relocation expenses.

(3) Dr. Rabson joined Maxygen in September 1999. Dr. Rabson's annual salary is currently $220,000.

(4) Dr. Affholter joined Maxygen in May 1998. His annual salary is $135,960.

(5) Consists of $39,953 in the form of a housing allowance and $42,444 for reimbursement of relocation expenses.

(6) Dr. Kruse joined Maxygen in March 1998. His annual salary is $144,200.

(7) Consists of $31,233 in the form of a housing allowance and $83,575 for reimbursement of relocation expenses.

        Stock Options Granted in the Fiscal Year Ended December 31, 1998

    The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 1998 to each of the named executive officers. All options were granted under Maxygen's 1997 Stock Option Plan. The following options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. The repurchase right lapses as to 25% of the shares on the first anniversary of the grant date and the balance, ratably by year, over the next three years.

    The percentage of options granted is based on an aggregate of 1,537,120 options granted by Maxygen during the fiscal year ended December 31, 1998 to our employees, including the named executive officers. The potential realizable value amounts in the last two columns of the following chart represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period.

                                    Individual Grants
                         ------------------------------------------
                                                                       Potential
                                                                      Realizable
                                                                       Value at
                                        % of                        Assumed Annual
                                        Total                       Rates of Stock
                                       Options                           Price
                         Number of     Granted                       Appreciation
                         Securities      to     Exercise              for Option
                         Underlying   Employees  Price                   Terms
                          Options     in Fiscal   Per    Expiration ---------------
          Name            Granted       Year     Share      Date      5%      10%
          ----           ----------   --------- -------- ---------- ------- -------
Russell J. Howard
 President, Chief
 Executive Officer and
 Director...............  200,000       13.0%    $0.30    6/16/08   $37,733 $95,624
Simba Gill
 Chief Financial Officer
 and Senior Vice
 President of Business
 Development............  330,000(1)    21.5%     0.30    6/16/08    62,261 157,781
Michael Rabson
 Senior Vice President
 of Legal Affairs and
 General Counsel(2).....      --         --        --         --        --      --
Willem P.C. Stemmer
 Vice President of
  Research..............      --         --        --         --        --      --
Joseph Affholter
 Vice President of
 Biocatalysis and
 Chemical Processing....  110,000        7.2%     0.30    6/16/08    20,753  52,593
Norman Kruse
 Director of
 Intellectual Property,
 Chief Patent Counsel...   87,500        5.7%     0.20    3/11/08    11,006  27,890

--------
(1) Our right of repurchase lapses over a four-year period with respect to 25% of the underlying shares at the first anniversary of the grant date and in equal monthly installments over the next three years.

(2) Dr. Rabson joined Maxygen in September 1999.

   Aggregated Option Exercises in Fiscal Year 1998 and Fiscal-Year End Option
                                     Values

    The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 1998 and unexercised options held as of December 31, 1998 by each of the named executive officers. All options were granted under our 1997 Stock Option Plan. These options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. Unless otherwise indicated, the repurchase right lapses as to 25% of the shares on the first anniversary of the grant date and the balance, ratably by year, over the next three years. The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options are based on a value of $0.50 per share, the fair market value of our common stock on December 31, 1998 as determined by our board of directors. Amounts reflected are based on the value of $0.50 per share, minus the per share exercise price, multiplied by the number of shares underlying the option. Each of the people below who exercised options paid the entire exercise price with a full recourse promissory note secured by the acquired stock, except Dr. Gill who paid 10% of the exercise price by cash and the remaining amount with a full recourse promissory note.

                                                           Number Of
                                                          Securities                 Value Of
                                                          Underlying                Unexercised
                                                          Unexercised              In-The Money
                                                          Options At                Options At
                            Shares                    Fiscal Year-End(#)        Fiscal Year-End($)
                          Acquired On     Value    ------------------------- -------------------------
          Name            Exercise (#) Realized($) Exercisable Unexercisable Exercisable Unexercisable
          ----            -----------  ----------  ----------- ------------- ----------- -------------
Russell J. Howard
 President, Chief
 Executive Officer and
 Director...............    150,000         --       200,000        --         $40,000        --
Simba Gill
 Chief Financial Officer
 and Senior Vice
 President of Business
 Development(1) ........    330,000      33,000          --         --             --         --
Michael Rabson(2)
 Senior Vice President
 of Legal Affairs and
 General Counsel........        --          --           --         --             --         --
Willem P.C. Stemmer
 Vice President of
 Research...............    300,000         --           --         --             --         --
Joseph Affholter
 Vice President of
 Biocatalysis and
 Chemical Processing....        --          --       110,000        --          22,000        --
Norman Kruse
 Director of
 Intellectual Property,
 Chief Patent Counsel...        --          --        87,500        --          26,250        --

--------
(1) Our right of repurchase lapses over a four-year period with respect to 25% of the underlying shares at the first anniversary of the grant date and in equal monthly installments over the next three years.

(2) Dr. Rabson joined Maxygen in September 1999.

Employee Benefit Plans

1997 Stock Option Plan

    Our 1997 Stock Option Plan was adopted by our board of directors on March 1, 1997. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. As of September 30, 1999, 7,500,000 shares of common stock were reserved for issuance under this plan. Of these shares, 2,340,830 had been issued upon exercise of stock options, 3,031,795 shares were subject to outstanding options and 2,127,375 shares were available for future grant.

    Our board of directors or a committee appointed by the board administers the stock plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of nonstatutory options must generally be at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed 10 years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years.

    A participant may not transfer rights granted under our stock option plan other than by will, the laws of descent and distribution or as otherwise provided under the stock option plan.

    Options granted under our stock option plan will accelerate and become fully exercisable for a period of 30 days in the event we are acquired, unless the successor corporation assumes or substitutes other equivalent options in their place. Our board of directors may not, without the adversely affected optionee's prior written consent, amend, modify or terminate the stock plan if the amendment, modification or termination would impair the rights of optionees. Our stock option plan will terminate in 2007 unless terminated earlier by the board of directors.

1999 Employee Stock Purchase Plan

    Our board of directors adopted our 1999 Employee Stock Purchase Plan on September 29, 1999. This plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

    A total of 400,000 shares of common stock has been reserved for issuance under the purchase plan. In addition, the purchase plan provides for annual increases in the number of shares available for issuance under the purchase plan on the first day of each year, beginning January 1, 2001, equal to 200,000 shares or such lesser amount as may be determined by the board.

    The board of directors or a committee appointed by the board administers the purchase plan. The board or its committee has full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

    Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the purchase plan if such an employee:

  . immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock, or

  . whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

    The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, allows for favorable tax treatment of participants, offering periods of up to 24 months, as determined by the plan administrator, although it is anticipated that offering periods will generally be 12 months, each including two six-month purchase periods. The offering periods will generally start on the first trading day on or after April 1 of each year, except for the first offering period which will commence on the first trading day before the effective date of this offering, will end on the last trading day on or before March 31, 2001, and will have two purchase periods ending on the last trading days of September 2000 and March 2001.

    The purchase plan permits participants to purchase common stock though payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

    Amounts deducted and accumulated for the participant's account are used to purchase shares of common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may reduce their withholding percentage to zero at any time during an offering period and may increase their withholding percentage or decrease it, but to more than zero, on the first day of each purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

    A participant may not transfer rights granted under the purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan.

    The purchase plan provides that, if we merge with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

    The purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the purchase plan at any time and may apply any action to affect their outstanding rights to purchase stock under the purchase plan.

1999 Nonemployee Directors Stock Option Plan

    We have adopted the 1999 Nonemployee Directors Stock Option Plan and have reserved a total of 300,000 shares of common stock for issuance thereunder. Each nonemployee director who becomes a Maxygen director after our stockholder meeting in 2000 will be automatically granted a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which such person first becomes a director. At each annual stockholders meeting beginning with the first board meeting after the 1999 Annual Stockholders Meeting, each nonemployee director will automatically be granted a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the director plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the director plan is ten years. Options will become exercisable at the rate determined by the plan administrator. Shares underlying options granted to a director upon joining our board are subject to a right of repurchase in our favor which lapses with respect to 25% of the shares one year after the date of grant and at a rate of 25% of the shares at the end of each year thereafter. Each subsequent grant is subject to a right of repurchase for one year after the date of grant. The director plan will terminate in September 2009, unless terminated earlier in accordance with the provisions of the director plan.

401(k) Plan

    In May 1997, our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to this plan, employees may elect to reduce their current compensation by up to the lesser of 25% of their annual compensation or the statutory prescribed annual limit ($10,000 in 1999) and to have the amount of the reduction contributed to his plan. We do not currently make additional matching contributions on behalf of plan participants.

Limitation of Liability and Indemnification

    Our certificate of incorporation and bylaws limit the liability of directors, officers, employees and other agents to the fullest extent permitted by Delaware law; provided however that we indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by our board. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for: (1) breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    We believe that indemnification under our bylaws and certificate of incorporation cover at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws permit indemnification.

    We intend to enter into agreements to indemnify our directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will indemnify our directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Maxygen arising out of such person's services as one of our directors, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.

    There is no pending litigation or proceeding involving a director or officer of Maxygen in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

    In February 1997, we entered into a services agreement with Affymax Research Institute. Pursuant to the services agreement, Affymax provided certain accounting, administrative and facilities management services to us and allowed us to occupy certain facilities leased by Affymax in exchange for specified annual fees. The services agreement terminated on April 1, 1999.

    At the time of our formation, we entered into a technology transfer agreement with Affymax Technologies N.V. and Glaxo Group Limited, each a wholly-owned subsidiary of Glaxo Wellcome plc, pursuant to which we were assigned all right, title and interest in the patents, patent applications and confidential information relating to our MolecularBreeding technologies, subject to an exclusive royalty-free license under the patents and patent applications for use in the diagnostics and research supply markets for specific applications. In exchange for the intellectual property transferred we issued 5,460,000 shares of our common stock to Affymax.

    In March 1997, in connection with our formation, we made loans to certain officers and directors to purchase our common stock, which are evidenced by full recourse promissory notes and secured by the common stock underlying this stock purchase. The promissory notes bear interest at 6.42% per year, and interest payments on the notes are due and payable on June 30 and December 31 of each year. Unpaid principal and interest on the notes are due and payable on the earlier of 30 days after termination of the participant's employment with us, or three years after the date of the promissory note. As of September 30, 1999, the original and outstanding principal amounts of each promissory note by a director or executive officer are set forth below.

                                                                     Outstanding
          Director or Executive Officer         Original Note Amount Note Amount
          -----------------------------         -------------------- -----------
   Russell Howard..............................       $ 60,000        $ 60,000
   Isaac Stein.................................        120,000          98,800
   Willem P.C. Stemmer.........................        120,000         120,000

    Options granted to our directors, executive officers and key employees are immediately exercisable as to both vested and unvested shares, with unvested shares being subject to a right of repurchase in our favor in the event of termination of employment prior to vesting of all shares. These individuals pay the exercise price for their outstanding options pursuant to full recourse promissory notes secured by the common stock underlying the options. The notes bear interest at 5.59% per year, and interest payments on the notes are due and payable on June 30 and December 31 of each year. Unpaid principal and interest on the notes are due and payable on the earlier of 30 days after termination of the participant's employment with us, or three years after the date of the promissory note. As of September 30, 1999, the original and outstanding principal amounts of each promissory note by a director or executive officer are set forth below.

                                                                      Original
                                                                         and
                                                                     Outstanding
                     Director or Executive Officer                   Note Amount
                     -----------------------------                   -----------
   Simba Gill.......................................................  $173,163
   Russell J. Howard................................................    47,250
   Michael S. Rabson................................................   236,250
   Gordon Ringold...................................................    99,000
   Willem P.C. Stemmer..............................................   136,688

    In April 1998, we loaned $72,500 to Dr. Joseph Affholter, which is evidenced by a full recourse promissory note. In April 1999, we loaned an additional $77,500 to Dr. Affholter and received from Dr. Affholter a full recourse promissory note covering all amounts due from Dr. Affholter, which note is secured by a deed of trust on Dr. Affholter's principal residence and bears interest at 5.70% per year with respect to $72,500 of the principal and 4.83% with respect to $77,500 of the principal. Under the terms of the promissory note, interest is generally forgiven. The promissory note is due with respect to $72,500 of the principal on April 1, 2003 and with respect to $77,500 of the principal on March 30, 2004. The outstanding principal amount of the promissory note is $150,000.

    In March 1997, December 1997 and April 1998, we sold to various investors a total of 2,795,000 shares of Series A preferred stock at a purchase price of $2.00 per share. In August 1998, we sold to various investors a total of 3,666,667 shares of Series B preferred stock at a purchase price of $3.00 per share. In December 1998, we sold to a collaborator a total of 1,000,000 shares of Series C preferred stock at a purchase price of $5.00 per share. In June 1999, we sold to various investors a total of 3,636,364 shares of Series D preferred stock at a purchase price of $5.50 per share. In August 1999, we sold to a collaborator a total of 800,000 shares of Series E preferred stock at a purchase price of $6.25.

    The table below sets forth the officers, directors, immediate family members of officers and directors and holders of more than 5% of our outstanding stock who invested in, or are beneficial owners of our preferred stock as of September 30, 1999. The numbers in the table below are on an as converted to common stock basis at a conversion ratio of one share of common stock for each share of preferred stock.

                      Preferred Stockholder                    Preferred Stock
                      ---------------------                    ---------------
   Holders of More than 5%:
     Affymax Technologies N.V. (a wholly-owned subsidiary of
      Glaxo Wellcome plc).....................................    1,250,000
     Technogen Associates, L.P. (1)...........................    3,274,772
     Technogen Enterprises, L.L.C. (2)........................    3,274,772
   Directors:
     Gordon Ringold (3).......................................    3,291,439
     Isaac Stein (4)..........................................    3,348,106
   Officers:
     Russell Howard (5).......................................       55,136
     Willem Stemmer...........................................      125,000
     Michael Rabson...........................................        9,100
   Immediate Family Members of Officers and Directors:
     Bhagwant Gill and Krishna Gill (6).......................      128,787
     Joseph Glaser, II (7)....................................        8,712
     Robert Glaser, Jr. (8)...................................       10,991
     Sally Glaser (9).........................................        9,718

--------
(1) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

(2) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

(3) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies.

(4) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Also includes 525,667 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee and 41,667 shares held by Stein Partners, of which Mr. Stein is a general partner.

(5) Includes 53,636 shares held by the Russell and Maureen Howard Trust, of which Dr. Howard is a trustee.

(6) Drs. Gill are the parents of Simba Gill.

(7) Mr. Glaser is the son of Robert J. Glaser.

(8) Mr. Glaser is the son of Robert J. Glaser.

(9) Ms. Glaser is the daughter of Robert J. Glaser.

    Holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See "Description of Capital Stock--Registration Rights."

    We believe that all transactions between us and our officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the beneficial ownership of our common stock as of September 30, 1999 (assuming conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and as adjusted to reflect the sale of the shares offered by this prospectus) by:

  . each person who is known by us to beneficially own more than 5% of our common stock;

  . each of the named executive officers and each of our directors; and

  . all of our officers and directors as a group.

    Percentage of ownership is based on 22,063,861 shares outstanding as of September 30, 1999, assuming conversion of the preferred stock, and shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment options. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after September 30, 1999 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each individual listed in the table is Maxygen, Inc., 515 Galveston Drive, Redwood City, California 94063.

                                        Number of    Percentage of Shares
                                          Shares      Beneficially Owned
                                       Beneficially  ------------------------
                                      Owned Prior to   Before        After
          Beneficial Owner             the Offering   Offering      Offering
          ----------------            -------------- ----------    ----------
Affymax Technologies N.V. (1)
 Greenford Road, Greenford,
 Middlesex,
 UBG OHE, UK........................     6,710,000           30.4%           %
Technogen Associates, L.P. (2)
 525 University Avenue, Suite 700
 Palo Alto, California 94301........     3,274,772           14.8%           %
Technogen Enterprises, L.L.C. (3)
 525 University Avenue, Suite 700
 Palo Alto, California 94301........     3,274,772           14.8%           %
Russell J. Howard, Ph.D. (4)........       877,636            3.9%           %
Willem P.C. Stemmer, Ph.D. (5)......     1,147,500            5.2%           %
Simba Gill, Ph.D. (6)...............       456,738            2.1%           %
Joseph Affholter, Ph.D. (7).........       175,700              *            %
Norman Kruse, Ph.D. (8).............       154,043              *            %
Michael Rabson, Ph.D. (9)...........       359,100            1.6%           %
Isaac Stein (10)....................     3,892,106           17.6%           %
Robert J. Glaser, M.D...............            --              *            %
M.R.C. Greenwood, Ph.D. (11)........        75,000              *            %
Adrian Hennah (12)..................        75,000              *            %
Gordon Ringold, Ph.D. (13)..........    10,531,439           47.7%           %
All directors and executive officers
 as a group (12 persons) (14).......    14,453,202           63.3%           %

--------
*Less than 1% of Maxygen's outstanding common stock.

(1) Affymax Technologies N.V. is a wholly-owned subsidiary of Glaxo Wellcome plc.

(2) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

(3) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

(4) Includes 53,636 shares held by the Russell and Maureen Howard Trust, of which Dr. Howard is a trustee. Also includes 297,500 shares that are subject to immediately exercisable options. As of September 30, 1999, we have the right to repurchase 454,375 shares including shares issuable upon exercise of options held by Dr. Howard if Dr. Howard ceases his employment, directorship or consultancy with us.

(5) Includes 391,875 shares that are subject to our right of repurchase as of September 30, 1999 if Dr. Stemmer ceases his employment, directorship or consultancy with us.

(6) Includes 350,350 shares that are subject to our right of repurchase as of September 30, 1999 if Dr. Gill ceases his employment, directorship or consultancy with us.

(7) Includes 175,700 shares that are subject to immediately exercisable options. As of September 30, 1999, we have the right to repurchase 144,375 shares issuable upon exercise of these options if Dr. Affholter ceases his employment, directorship or consultancy with us.

(8) Includes 132,168 shares that are subject to immediately exercisable options. As of September 30, 1999, we have the right to repurchase 127,500 shares issuable upon exercise of these options if Dr. Kruse ceases his employment, directorship or consultancy with us.

(9) As of September 30, 1999, we have the right to repurchase 350,000 of these shares if Dr. Rabson ceases his employment, directorship or consultancy with us.

(10) Includes 3,211,574 shares that are held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 525,667 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee and 41,667 shares held by Stein Partners, of which Mr. Stein is a general partner. As of September 30, 1999, we have the right to repurchase 162,500 shares held by Mr. Stein if he ceases his employment, directorship or consultancy with us.

(11) Includes 75,000 shares that are subject to immediately exercisable options. As of September 30, 1999, we have the right to repurchase all of the shares issuable upon exercise of these options if Dr. Greenwood ceases her employment, directorship or consultancy with us.

(12) Includes 75,000 shares that are subject to immediately exercisable options. As of September 30, 1999, we have the right to repurchase all of the shares issuable upon exercise of these options if Mr. Hennah ceases his employment, directorship or consultancy with us.

(13) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Also includes 6,710,000 shares held by Affymax Technologies N.V. Dr. Ringold is the Chief Executive Officer of Affymax Research, Institute which is under common control with Affymax Technologies N.V. Dr. Ringold disclaims beneficial ownership of these shares. Also includes 20,000 shares held by the Gregory Zarucki Ringold 1998 Trust, 20,000 shares held by the Alexander Zarucki Ringold 1998 Trust and 20,000 shares held by the Melanie Gault-Ringold 1998 Trust. As of September 30, 1999, we have the right to repurchase 137,500 shares held by Dr. Ringold if he ceases his employment, directorship or consultancy with us.

(14) Includes shares included pursuant to notes (2), (3), (4), (5), (6), (7),
     (8), (9), (10), (11), (12) and (13).

                          DESCRIPTION OF CAPITAL STOCK

General

    Our amended and restated certificate of incorporation, the filing of which will occur at the closing of this offering, authorizes the issuance of up to 70 million shares of common stock, par value $0.0001 per share, and 5 million shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of September 30, 1999, after giving effect to the conversion of all preferred stock into common stock, 22,063,861 shares of common stock were outstanding. As of September 30, 1999, we had 147 stockholders.

Common Stock

    Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

    Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5 million shares of preferred stock, $0.0001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

    Pursuant to a registration rights agreement entered into between us and holders of 19,163,031 shares of common stock issuable upon conversion of our Series A, Series B, Series C, Series D and Series E preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our reasonable best efforts to register the registrable shares.

    We must use our reasonable best efforts to register shares of the registrable shares:

  - if we receive written notice from holders of 50% or more of the registrable shares requesting that we effect a registration with respect to at least 20% of the registrable shares then held by the holders requesting registration;

  -if we decide to register our own securities; or

  - if (1) we receive written notice from any holder or holders of the registrable shares requesting that we effect a registration on Form S-3 (a shortened form of registration statement) with respect to the registrable shares and (2) we are then eligible to use Form S-3 (which at the earliest could occur twelve calendar months after the closing of this offering).

    However, in addition to certain other conditions and limitations, if we are proposing to issue registered shares and the underwriters request to decrease the number of shares registered, we can limit the number of registerable shares included in the registration statement. The underwriters have requested that no registerable shares be registered in this offering. In addition, the holders of these registration rights have entered into lockup agreements and waived their registration rights until 180 days following this offering.

Delaware Anti-Takeover Law and Charter Provisions

    Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, and do not provide for cumulative voting in the election of directors. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors and that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of Maxygen.

    In addition, we are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless any of the following conditions are met. First, this law does not apply if prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. Second, the law does not apply if upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer. Third, the law does not apply if at or after the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

   Upon completion of this offering, we will have outstanding an aggregate of
    shares of common stock, assuming the issuance of     shares of common
stock offered hereby and no exercise of options after September 30, 1999. Of
these shares, the     shares sold in this offering will be freely tradable
without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Maxygen as that term is defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act in compliance with limitations of Rule 144 as described below.

   The remaining 22,063,861 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to "lock-up" agreements providing that the stockholder will not offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this offering. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon
expiration of the lock-up agreements,            shares will become eligible
for sale pursuant to Rule 144(k),       shares will become eligible for sale
under Rule 144 and      shares will become eligible for sale under Rule 701.

      Days After Date Of    Shares Eligible
       This Prospectus         For Sale                                 Comment
      ------------------    --------------- ----------------------------------------------------------------
   Upon Effectiveness......                 Shares sold in the offering
   180 days................                 Lock-up released; shares salable under Rules 144(k), 144 and 701
   Thereafter..............                 Restricted securities held for one year or less

   Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. Based upon the number of shares subject to outstanding
options as of      , 1999 and currently reserved for issuance under both of
these plans, this registration statement would cover approximately shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire.

   Also beginning six months after the date of this offering, holders of 19,163,031 shares of our common stock, including shares issuable upon conversion of preferred stock will be entitled to certain rights with respect to registration of these shares for sale in the public market. See "Description of Capital Stock -- Registration Rights". Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  - 1% of the number of shares of common stock then outstanding (which will
  equal approximately       shares immediately after this offering); or

  - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are generally subject to the availability of current public information about Maxygen.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 180 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 180 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing requirements of Rule 144.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for Maxygen by Heller Ehrman White & McAuliffe, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. An investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own 4,546 shares of our common stock. HEWM Investors, an entity affiliated with Heller Ehrman White & McAuliffe, beneficially owns 27,000 shares of our common stock. Julian N. Stern, the sole shareholder of a professional corporation that is a partner of Heller Ehrman White & McAuliffe and Secretary of Maxygen beneficially owns 65,000 shares of our common stock.

                         CHANGE IN INDEPENDENT AUDITORS

    Effective December 1998, Ernst & Young LLP was engaged as our independent auditors and replaced other auditors who were dismissed as our independent auditors on the same date. The decision to change auditors was approved by our board of directors. Our former auditors issued a report for the period ended December 31, 1997 which contained an emphasis paragraph as to our ability to continue as a going concern. In connection with the audit for the period ended December 31, 1997, there were no disagreements with our former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of our former auditors, would have caused them to make reference thereto in any of their reports. Our former auditors have not audited or reported on any of the financial statements included in this prospectus. Prior to December 1998, we had not consulted with Ernst & Young LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998, and for the years then ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits, financial statements and notes to the financial statements filed as a part of the registration statement. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    We will be filing quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                                 MAXYGEN, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP Independent Auditors..........................  F-2
Balance Sheets............................................................  F-3
Statements of Operations..................................................  F-4
Statement of Stockholders' Equity.........................................  F-5
Statements of Cash Flows..................................................  F-6
Notes to Financial Statements.............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Maxygen, Inc.

   We have audited the accompanying balance sheets of Maxygen, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxygen, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Palo Alto, California
March 11, 1999

                                 MAXYGEN, INC.

                                 BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                      December 31,                   Equity at
                                     ----------------   June 30,   June 30, 1999
                                      1997     1998       1999       (Note 10)
                                     -------  -------  ----------- -------------
                                                       (Unaudited)  (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents........   $2,693  $15,306    $31,378
  Grant and other receivables......       10      600      2,672
  Prepaid expenses and other
   current assets..................       32      271        450
                                     -------  -------   --------
Total current assets...............    2,735   16,177     34,500
  Property and equipment, net......      419    1,001      3,947
  Deposits and other assets........      --       422        576
                                     -------  -------   --------
Total assets.......................   $3,154  $17,600    $39,023
                                     =======  =======   ========

LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
  Accounts payable.................     $101     $466       $688
  Accrued compensation.............       53      153        264
  Other accrued liabilities........      178      286        436
  Deferred revenue.................      199    2,403      4,360
  Related party payables...........       52      105        --
                                     -------  -------   --------
Total current liabilities..........      583    3,413      5,748
Deferred revenue...................      --       --       1,189
Commitments
Stockholders' equity:
  Convertible preferred stock,
   $0.0001 par value,
   25,000,000 shares authorized,
   issuable in series: 2,790,000,
   7,461,667 and 11,098,031 shares
   issued and outstanding in
   December 31, 1997, 1998 and June
   30, 1999, respectively (no
   shares outstanding proforma)
   (aggregate liquidation
   preference of $21,590 and
   $41,590 at December 31, 1998 and
   June 30, 1999, respectively)....      --         1          1     $    --
  Common stock, $0.0001 par value:
   50,000,000 shares authorized,
   7,660,000, 9,230,500, and
   9,435,000 shares issued and
   outstanding at December 31,
   1997, 1998, and June 30, 1999,
   respectively (20,533,031 shares
   outstanding pro forma)..........        1        1          1            2
  Additional paid-in capital.......    6,019   22,958     45,860       45,860
  Notes receivable from
   stockholders....................     (279)    (548)      (548)        (548)
  Deferred stock compensation......      --      (352)    (2,157)      (2,157)
  Accumulated deficit..............   (3,170)  (7,873)   (11,071)     (11,071)
                                     -------  -------   --------     --------
Total stockholders' equity.........    2,571   14,187     32,086      $32,086
                                     -------  -------   --------     ========
Total liabilities and stockholders'
 equity............................   $3,154  $17,600    $39,023
                                     =======  =======   ========

                            See accompanying notes.

                                 MAXYGEN, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                              Year ended        Six months
                                             December 31,     ended June 30,
                                            ----------------  ----------------
                                             1997     1998     1998     1999
                                            -------  -------  -------  -------
                                                                (Unaudited)
Collaborative research and development
 revenue..................................     $341   $3,564     $396   $3,122
Grant revenue.............................      --     1,646      664    2,550
                                            -------  -------  -------  -------
Total revenues............................      341    5,210    1,060    5,672
Operating expenses:
  Research and development................    2,757    7,132    2,504    7,026
  General and administrative..............      915    3,010      928    1,865
  Amortization of deferred stock
   compensation...........................      --       --       --       341
                                            -------  -------  -------  -------
Total operating expenses..................    3,672   10,142    3,432    9,232
                                            -------  -------  -------  -------
Loss from operations......................   (3,331)  (4,932)  (2,372)  (3,560)
Interest income, net......................      161      229       52      362
                                            -------  -------  -------  -------
Net loss..................................  $(3,170) $(4,703) $(2,320) $(3,198)
                                            =======  =======  =======  =======
Basic and diluted net loss per share......   $(0.64)  $(0.70)  $(0.36)  $(0.43)
                                            =======  =======  =======  =======
Shares used in computing basic and diluted
 net loss per share.......................    4,917    6,748    6,379    7,512
Pro forma basic and diluted net loss per
 share (unaudited)........................            $(0.40)           $(0.21)
                                                     =======           =======
Shares used in computing pro forma basic
 and diluted net loss per share
 (unaudited)..............................            11,762            15,573


                            See accompanying notes.

                                 MAXYGEN, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
               (in thousands, except share and per share amounts)

                          Convertible                                   Notes
                        Preferred Stock    Common Stock   Additional  Receivable    Deferred                   Total
                       ----------------- ----------------  Paid-In       from        Stock     Accumulated Stockholders'
                         Shares   Amount  Shares   Amount  Capital   Stockholders Compensation   Deficit      Equity
                       ---------- ------ --------- ------ ---------- ------------ ------------ ----------- -------------
Issuance of common
stock to Affymax
Technologies N.V. and
Glaxo Group Limited
for technology in
March 1997...........         --   $--   5,460,000  $--       $--        $--          $ --          $--          $--
Issuance of common
stock to founders for
promissory notes at
$0.20 per share......         --    --   2,100,000     1       419       (420)          --           --           --
Issuance of Series A
convertible preferred
stock to investors at
$2.00 per share for
cash.................   2,790,000   --         --    --      5,580        --            --           --         5,580
Issuance of common
stock to employees
upon exercise of
stock options for
$0.20 per share......         --    --     100,000   --         20        --            --           --            20
Payments received on
promissory notes.....         --    --         --    --        --         141           --           --           141
Net loss from
inception to December
31, 1997.............         --    --         --    --        --         --            --        (3,170)      (3,170)
                       ----------  ---   ---------  ----   -------      -----       -------     --------      -------
Balance at December
31, 1997.............   2,790,000   --   7,660,000     1     6,019       (279)          --        (3,170)       2,571
Issuance of Series A
convertible preferred
stock to investors at
$2.00 per share for
cash.................       5,000   --         --    --         10        --            --           --            10
Issuance of Series B
convertible preferred
stock to investors at
$3.00 per share for
cash, less issuance
cost of $36..........   3,666,667    1         --    --     10,966        --            --           --        10,967
Issuance of Series C
convertible preferred
stock to a
collaborator for cash
at $5.00 per share...   1,000,000   --         --    --      5,000        --            --           --         5,000
Options granted to
consultants for
services rendered....         --    --         --    --        134        --            --           --           134
Issuance of common
stock to consultants
for cash and services
at $2.25 and $4.00
per share, and to
employees upon
exercise of stock
options for cash and
promissory notes at
$0.20 and $0.30 per
share................         --    --   1,570,500   --        477       (269)          --           --           208
Deferred stock
compensation.........         --    --         --    --        352        --           (352)         --           --
Net loss.............         --    --         --    --        --         --            --        (4,703)      (4,703)
                       ----------  ---   ---------  ----   -------      -----       -------     --------      -------
Balance at December
31, 1998.............   7,461,667    1   9,230,500     1    22,958       (548)         (352)      (7,873)      14,187
Issuance of common
stock to employees
upon exercise of
options at $0.20 and
$0.30 per share
(unaudited)..........         --    --      14,500   --          4        --            --           --             4
Issuance of common
stock for services
rendered and certain
technology rights at
$4.00 and $5.16 per
share (unaudited)....         --    --     190,000   --        835        --            --           --           835
Issuance of Series D
convertible preferred
stock to investors at
$5.50 per share for
cash, less issuance
costs of $83
(unaudited)..........   3,636,364   --         --    --     19,917        --            --           --        19,917
Deferred stock
compensation
(unaudited)..........         --    --         --    --      2,146        --         (2,146)         --           --
Amortization of
deferred stock
compensation
(unaudited)..........         --    --         --    --        --         --            341          --           341
Net loss
(unaudited)..........         --    --         --    --        --         --            --        (3,198)      (3,198)
                       ----------  ---   ---------  ----   -------      -----       -------     --------      -------
Balance at June 30,
1999 (unaudited).....  11,098,031   $1   9,435,000    $1   $45,860      $(548)      $(2,157)    $(11,071)     $32,086
                       ==========  ===   =========  ====   =======      =====       =======     ========      =======

                            See accompanying notes.

                                 MAXYGEN, INC.

                            STATEMENTS OF CASH FLOWS
                     (in thousands, except per share data)

                                               Year ended        Six months
                                              December 31,     ended June 30,
                                             ----------------  ----------------
                                              1997     1998     1998     1999
                                             -------  -------  -------  -------
                                                                 (Unaudited)
Operating activities
Net loss...................................  $(3,170) $(4,703) $(2,320) $(3,198)
Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation and amortization............       40      178       70      222
  Deferred stock compensation
   amortization............................      --       --       --       341
  Common stock issued and stock options
   granted to consultants for services
   rendered and for certain technology
   rights                                        --       257      --       835
  Changes in operating assets and
   liabilities:
    Grant and other receivables............      (10)    (590)    (226)  (2,072)
    Prepaid expenses and other current
     assets................................      (32)    (239)      19     (179)
    Deposits and other assets..............      --      (422)    (253)    (154)
    Accounts payable.......................      101      365      201      222
    Accrued liabilities....................      231      208      (26)     261
    Deferred revenue.......................      199    2,204      (56)   3,146
    Related party payables.................       52       53       17     (105)
                                             -------  -------  -------  -------
Net cash used in operating activities......   (2,589)  (2,689)  (2,574)    (681)
                                             -------  -------  -------  -------
Investing activities
Acquisition of property and equipment......     (459)    (760)    (540)  (3,168)
                                             -------  -------  -------  -------
Financing activities
Proceeds from issuance of convertible
 preferred stock, net of issuance costs....    5,580   14,477       10   19,917
Proceeds from notes payable................      --     1,500    1,500      --
Payments received on promissory notes......      141      --       --       --
Proceeds from issuance of common stock.....       20       85       52        4
                                             -------  -------  -------  -------
Net cash provided by financing activities..    5,741   16,062    1,562   19,921
                                             -------  -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents...............................    2,693   12,613   (1,552)  16,072
Cash and cash equivalents at beginning of
 period....................................      --     2,693    2,693   15,306
                                             -------  -------  -------  -------
Cash and cash equivalents at end of
 period....................................   $2,693  $15,306   $1,141  $31,378
                                             =======  =======  =======  =======
Schedule of noncash transactions
Issuance of common stock in exchange for
 note receivable...........................     $420     $269     $180     $--
Conversion of note payable to common
 stock.....................................     $--    $1,500     $--      $--


                              See accompanying notes.

                                 MAXYGEN, INC.

                         NOTES TO FINANCIAL STATEMENTS
   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

1. Organization and Summary of Significant Accounting Policies

    Maxygen, Inc. (the "Company") was incorporated in Delaware on May 7, 1996 to develop and apply proprietary directed evolution technologies, also known as "MolecularBreeding," to evolve new or improved properties into single genes, multigene pathways, vectors, and genomes. Since the technology can be applied to a wide range of genetic targets, the Company will explore commercial opportunities for the directed evolution of novel enzymes and metabolic processes, novel products for agriculture, as well as opportunities in the fields of human medicine, such as gene therapy, vaccines, and protein pharmaceuticals.

    Operations commenced in March 1997 and have consisted primarily of technology and product development. Operational activity and expenses incurred for the period from inception (May 7, 1996) through March 1997 were immaterial.

    Through December 31, 1998, the Company was in the development stage. During fiscal 1999, the Company entered into its second corporate research collaboration and recognized significant revenues associated with collaborative research agreements and expects to receive significant revenues under these agreements in the future. Consequently, the Company is no longer considered to be in the development stage. The Company will require additional financial resources to complete the development and commercialization of its products. Management plans to continue to finance the Company primarily through issuances of equity securities, collaborative research and development arrangements, government grants, and debt financing. If the financing arrangements contemplated by management are not consummated, the Company may have to seek other sources of capital or reevaluate its operating plans.

Interim Financial Information

    The financial information at June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited but has been prepared on the same basis as the annual financial statements and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for such periods. Results for the interim period are not necessarily indicative of the results to be expected for any subsequent six-month period nor for the entire year.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with one financial institution and consist of depository accounts, master notes, and liquidity optimized general investment contracts.

    The Company has classified its marketable securities as "available-for-sale" and recorded these securities at fair value. At June 30, 1999, these instruments are classified as cash equivalents. Unrealized gains and losses, which are considered to be temporary, are recorded as a separate component of stockholders' equity until realized. At December 31, 1997 and 1998 and June 30, 1999, the fair value of all of the Company's marketable securities approximated cost.

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Property and Equipment

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets (generally three to five years). Leasehold improvements are amortized over the shorter of six years or the estimated useful life of the assets.

Revenue Recognition

    License fees which are nonrefundable and do not obligate the Company to perform any future services, are recognized when received. Technology advancement funding received for access to the program technology during the term of the research agreement is deferred and recognized on a straight-line basis over the relevant periods specified in the agreement.

    Revenue related to collaborative research with the Company's corporate collaborators is recognized as research services are performed over the related funding periods for each contract. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement on a best-efforts basis. The payments received under each respective agreement are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Research and development expenses under the collaborative research agreements approximate or exceed the revenue recognized under such agreements over the term of the respective agreements. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Milestone and royalty payments, if any, will be recognized pursuant to collaborative agreements upon the achievement of specified milestones. In the six months ended June 30, 1999, the Company has earned and recognized $100,000 of milestone payments (none in fiscal 1997 and 1998).

    In 1997 and 1998 and for the six months ended June 30, 1999, the Company was awarded three Defense Advanced Research Projects Agency grants and two National Institute of Standards and Technology-Advanced Technology Program grants totaling approximately $2.0 million, $10.6 million, and $7.7 million, respectively, for various research and development projects. The terms of these grant agreements are three years. Revenue related to grant agreements is recognized as related research and development expenses are incurred.

Research and Development Expenses

    Research and development expenses consist of costs incurred for Company-sponsored as well as collaborative research and development activities. These costs include direct and research-related overhead expenses and are expensed as incurred.

Stock-Based Compensation

    The Company accounts for common stock options granted to employees using the intrinsic value method and, thus, recognizes no compensation expense for options granted with exercise prices equal to or greater than the fair value of the Company's common stock on the date of the grant. In 1999, the Company recognized deferred stock compensation related to certain stock option grants (see Note 8). Pro forma information required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") is also included in Note 8.

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


    Deferred compensation for options granted to nonemployees has been determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred compensation for options granted to non-employees is periodically remeasured as the underlying options vest.

Net Loss Per Share

    Basic and diluted net loss per common share are presented in conformity with the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Following the guidance given by the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

    In accordance with SFAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the statements of operations, has been computed for the year ended December 31, 1998 and the six months ended June 30, 1999 as described above, and also gives effect to the conversion of the convertible preferred stock which will automatically convert to common stock immediately prior to the completion of the Company's initial public offering (using the if-converted method) from the original date of issuance.

    The following table presents the calculation of basic, diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                              Year ended        Six months
                                             December 31,     ended June 30,
                                            ----------------  ----------------
                                             1997     1998     1998     1999
                                            -------  -------  -------  -------
Net loss................................... $(3,170) $(4,703) $(2,320) $(3,198)
                                            =======  =======  =======  =======
Basic and diluted:
  Weighted-average shares of common stock
   outstanding.............................   6,329    8,789    8,388    9,276
  Less: weighted-average shares subject to
   repurchase..............................  (1,412)  (2,041)  (2,009)  (1,764)
                                            -------  -------  -------  -------
  Weighted-average shares used in computing
   basic and diluted net loss per share....   4,917    6,748    6,379    7,512
                                            =======  =======  =======  =======
Basic and diluted net loss per share.......  $(0.64)  $(0.70)  $(0.36)  $(0.43)
                                            =======  =======  =======  =======
Pro forma:
  Net loss.................................          $(4,703)          $(3,198)
                                                     =======           =======
  Shares used above........................            6,748             7,512
  Pro forma adjustment to reflect weighted
   effect of assumed conversion of
   convertible preferred stock
   (unaudited).............................            5,014             8,061
                                                     -------           -------
  Shares used in computing pro forma basic
   and diluted net loss per share
   (unaudited).............................           11,762            15,573
                                                     =======           =======
  Pro forma basic and diluted net loss per
   share (unaudited).......................           $(0.40)           $(0.21)
                                                     =======           =======

    The Company has excluded all convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all applicable periods presented. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, was 6,232,000 and 11,305,000 for the years ended December 31, 1997 and 1998, respectively, and 6,375,000 and 14,560,000 for the six months ended June 30, 1998 and 1999, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share. See Note 8 for further information on these securities.

Comprehensive Income

    As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net loss or stockholders' equity in 1998.

Segment Reporting

    As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company has determined that it operates in only one segment. Accordingly, the adoption of this statement had no impact on the Company's financial statements.

Effect of New Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

be effective for the year ending 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not engage in hedging activities.

2. Collaborative Agreements

 AstraZeneca

    In June 1999, the Company entered into a noncancelable (other than for material breach), five-year collaborative research agreement with Zeneca Limited, a wholly-owned subsidiary of AstraZeneca plc (hereafter known as "AstraZeneca") to improve the yield and quality of several of AstraZeneca's strategic crops. Pursuant to the agreement, AstraZeneca paid $2.5 million in technology advancement funding. AstraZeneca must also provide research funding of $15 million over the research term, potential milestone payments that could exceed $100 million as well as royalties on future product sales, as defined in the agreement. The technology advancement funding is being recognized ratably over the relevant periods as specified in the agreement.

    Revenue recognized under the collaborative research agreement with AstraZeneca was $57,000 (2% of total collaborative research and development revenues) for the six months ended June 30, 1999.

    In August 1999, in conjunction with the agreement, AstraZeneca purchased 800,000 shares of Series E convertible preferred stock at $6.25 per share. Additionally, on an annual basis beginning in the second year of the agreement, AstraZeneca must either pay $1 million in annual technology advancement funding or purchase $3 million shares of the Company's stock at a 50% premium to the current fair value.

 DuPont/Pioneer Hi-Bred International, Inc.

    In December 1998, the Company entered into a five-year collaborative research and license agreement with Pioneer Hi-Bred International, Inc., a subsidiary of E.I. duPont de Nemours and Company (hereafter known as "DuPont/Pioneer Hi-Bred") to utilize MolecularBreeding technologies to generate novel gene products for use in the development of specific crop protection and quantity grain traits in corn, soybeans, and certain other crops. Pursuant to the agreement, DuPont/Pioneer Hi-Bred paid an up-front nonrefundable license fee of $2.5 million which was recognized as revenue upon receipt. In addition, the agreement provides for nonrefundable research and development funding of up to $20 million, potential milestone payments of up to $45 million and royalties on future product sales, as defined in the agreement. The agreement also provides for nonrefundable technology advancement payments of $7.5 million which are being recognized ratably over the applicable research term. The agreement may be terminated by DuPont/Pioneer Hi-Bred after three years upon six-months notice, if a specified technological milestone has not been met.

    Revenue recognized under the collaborative research agreement with DuPont/Pioneer Hi-Bred was $2.6 million and $2.4 million for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively (72% and 78%, respectively, of total collaborative research and development revenues).

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


    In December 1998, in conjunction with the agreement, DuPont/Pioneer Hi-Bred purchased 1,000,000 shares of Series C convertible preferred stock at $5.00 per share. Furthermore, upon a public offering of the Company's common stock and subject to the underwriter's discretion, the Company can require DuPont/Pioneer Hi-Bred to purchase $5,000,000 of the Company's common stock at the initial public offering price.

 DSM

    In March 1999, the Company entered into a three-year collaborative research and license agreement with Gist-brocades N.V., a subsidiary of DSM N.V. ("DSM") to utilize the Company's proprietary MolecularBreeding technologies to develop certain novel enzymes involved in the manufacture of certain classes of antibiotics. Under the terms of the agreement, DSM will receive worldwide commercialization rights and the Company will receive research payments of approximately $2.3 million over the three-year term and may receive royalty payments in the future. Total revenue of $215,000 was recognized for the six months ended June 30, 1999 (7% of total collaborative research and development revenue).

 Novo Nordisk A/S

    In September 1997, the Company entered into a five-year License and Collaboration Agreement with Novo Nordisk A/S ("Novo Nordisk") to use MolecularBreeding to develop products. The agreement provides for research and development funding as well as royalty payments on future products to the Company upon the occurrence of specified events as defined in the agreement.

    As set forth in the agreement, Novo Nordisk will fund up to $500,000 of research funding under the development program on an annual basis. Total revenue of $544,000 and $223,000 was recognized for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively (15% and 7%, respectively, of total collaborative research and development revenue). No revenue was recognized under this agreement for the year ended December 31, 1997.

 Other Collaborations

    The Company has entered into corporate collaborations under which it has completed all of its research obligations. Revenue recognized pursuant to these agreements was $341,000, $461,000, and $196,000 for the years ended December 31, 1997, 1998, and for the six months ended June 30, 1999, respectively (100%, 13%, and 6%, respectively, of total collaborative research and development revenue).

3. Sponsored License and Research Agreements

    The Company has entered into several research agreements to fund research at universities and other organizations. These agreements are generally cancelable by either party upon written notice and may be extended by mutual consent of both parties. Research and development expenses are recognized as the related services are performed, generally ratably over the period of the service. Expenses under these agreements were approximately $254,000, $702,000, and $197,000 for the years ended December 31, 1997, 1998, and for the six months ended June 30, 1999, respectively.

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


4. Property and Equipment

    Property and equipment consisted of the following (in thousands):

                                                           December
                                                              31,
                                                          ------------  June 30,
                                                          1997   1998     1999
                                                          ----  ------  --------
   Leasehold improvements................................ $--   $  --    $1,174
   Machinery and equipment...............................  406   1,123    2,728
   Computer equipment and software.......................   36      68      134
   Furniture and fixtures................................   16      28      351
                                                          ----  ------   ------
                                                           458   1,219    4,387
   Less accumulated depreciation and amortization........  (39)   (218)    (440)
                                                          ----  ------   ------
   Property and equipment, net........................... $419  $1,001   $3,947
                                                          ====  ======   ======

5. Equipment Financing

    In June 1999, the Company entered into an equipment financing agreement for up to $2.0 million with a financing company. As of June 30, 1999, the Company has not financed any equipment purchases under this agreement.

    In July 1999, the Company financed $1.2 million in equipment purchases structured as loans. The equipment loans are to be repaid over 48 months at an interest rate of 11.73% and are secured by the related equipment. During the first year of the loan terms, the payments consist of interest only.

6. Commitments

Services and Facility Agreement

    In February 1997, the Company entered into a services and facility agreement, which was amended in September 1998 and February 1999, with Affymax Research Institute ("ARI"), a related party. Under the agreement, ARI provided certain accounting, human resources, materials management, facility, safety, library, and information technology services, as well as the use of designated space in the ARI facility for specified periods. In exchange, the Company agreed to pay ARI $417,000 for the period from February 1, 1997 to December 31, 1997, $667,000 for the period from January 1, 1998 to December 31, 1998, and $135,000 for the period from January 1, 1999 to April 1, 1999. In addition, ARI agreed to transfer title of fixed assets with a carrying value of approximately $55,000 to the Company. At December 31, 1998, the Company owed ARI approximately $105,000 under this agreement. The agreement expired in April 1999.

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Facility and Equipment Leases

    The Company leases facilities under an operating lease which commenced in 1999. The lease terms of the facilities under this lease expire in 2002 and 2005. The lease contains a renewal option on the facilities under the portion of the lease that expires in 2002. This lease also includes scheduled rent increases. The scheduled rent increases are recognized on a straight-line basis over the term of the lease. Minimum annual rental commitments under operating leases are as follows:

                                                           December 31, June 30,
                                                               1998       1999
                                                           ------------ --------
                                                              (In thousands)
   1999...................................................    $1,027     $  755
   2000...................................................     1,048      1,519
   2001...................................................       955      1,441
   2002...................................................       979      1,101
   2003...................................................     1,005      1,005
   Thereafter.............................................     1,221      1,208
                                                              ------     ------
                                                              $6,235     $7,029
                                                              ======     ======

    Rent expense allocated from the services and facility agreement for the years ended December 31, 1997 and 1998 was approximately $122,000 and $147,000, respectively. For the six months ended June 30, 1999, rent expense was approximately $547,000.

7. Related Party Notes Receivable

    The Company issued full recourse loans to certain employees, of which $279,000, $620,000, and $698,000 was outstanding at December 31, 1997 and 1998 and June 30, 1999, respectively. These loans bear interest at rates ranging from 4.83% to 6.42% with terms ranging from three to five years. One loan totaling $150,000 was for the purchase of the employee's residence and is secured by a deed of trust on the employee's residence. The remaining loans were for the purchase of the Company's common stock and are classified in stockholders' equity.

8. Stockholders' Equity

Convertible Preferred Stock

    Convertible preferred stock designated and outstanding is as follows (in thousands, except share amounts):

                                        Number of Shares
                                     ----------------------           Aggregate
                                                Issued and    Net    Liquidation
                                     Designated Outstanding Proceeds Preference
                                     ---------- ----------- -------- -----------
   Series A.........................  2,800,000  2,795,000  $ 5,590    $ 5,590
   Series B.........................  3,666,667  3,666,667   10,967     11,000
   Series C.........................  1,000,000  1,000,000    5,000      5,000
                                     ---------- ----------  -------    -------
   At December 31, 1998.............  7,466,667  7,461,667   21,557     21,590
   Series D.........................  3,636,364  3,636,364   19,917     20,000
   Series E.........................    800,000        --       --         --
                                     ---------- ----------  -------    -------
   At June 30, 1999................. 11,903,031 11,098,031  $41,474    $41,590
                                     ========== ==========  =======    =======

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


    Each share of preferred stock is convertible into common stock on a one-for-one basis (subject to, among other things, adjustment for stock splits and dividends) at the option of the holder or automatically upon a public offering in which the public offering price is equal to or exceeds $8.00 per share and the aggregate proceeds are equal to or exceeds $10 million.

    The holders of shares of Series A, B, C, D, and E convertible preferred stock are entitled to receive dividends, at the rate of $0.16, $0.24, $0.40, $0.44, and $0.50 per share per year, respectively, out of any assets legally available, prior to and in preference to any declaration or payment of any dividend on the common stock of the Company. Such dividends are payable annually when, as, and if declared by the board of directors, and such dividends are not cumulative. As of June 30, 1999, no dividends have been declared.

    In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the stockholders of Series A, B, C, D, and E convertible preferred stock are entitled to receive, prior to and in preference to any distribution of any of the assets of the Company to the stockholders of common stock by reason of their ownership, an amount equal to the sum of $2.00, $3.00, $5.00, $5.50, and $6.25, respectively, for each outstanding share of Series A, B, C, D, and E preferred stock (as adjusted for any stock dividends, combinations, or splits), plus any declared but unpaid dividends on such shares (collectively, the "Series A, B, C, D, and E Liquidation Preference"). After payment in full of the Series A, B, C, D, and E Liquidation Preference, each stockholder of shares of Series A, B, C, D, and E convertible preferred stock then outstanding shall be entitled to be paid out of the remaining net assets of the corporation, as and when distributed, ratably with the stockholders of common stock such amount as would otherwise be distributable to such stockholder on an as-converted basis.

    In the event insufficient funds are available to pay all liquidation preferences, then the net assets of the Company shall be paid ratably to the holders of the Series A, B, C, D, and E preferred stock, in proportion to their respective liquidation preferences. A merger, reorganization, or sale of all or substantially all of the assets of the Company, in which the existing stockholders of the Company prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction, shall be deemed to be a liquidation, dissolution, or winding up of the Company.

    The holder of each share of preferred stock is entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted, and has voting rights and powers equal to the voting rights and powers of the shares of common stock.

1997 Stock Option Plan

    In 1997, the Company authorized the 1997 Stock Option Plan (the "Plan") under which the board of directors may issue incentive stock options to employees, including officers and members of the board of directors who are also employees, and nonqualified stock options to employees, officers, directors, consultants, and advisors of the Company. Under the Plan, incentive options to purchase the Company's common shares may be granted to employees at prices not lower than fair value at the date of grant, as determined by the board of directors. Nonstatutory options (options which do not qualify as incentive options) may be granted to key employees, including directors and consultants, at prices not lower than 85% of fair value at the date of grant (110% in certain cases), as determined by the board of directors. Options have a term of ten years. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

Company's right of repurchase which lapse over periods specified by the board of directors, generally four years from the date of grant. If not immediately exercisable, options generally vest over four years (vesting at a rate of 25% at the end of each year).

    Activity under the Plan is as follows:

                                                         Options Outstanding
                                                      --------------------------
                                                                    Weighted-
                                                                     Average
                                            Shares    Number of   Exercise Price
                                          Available     Shares      Per Share
                                          ----------  ----------  --------------
   Shares authorized.....................  2,140,000         --         --
   Options granted....................... (1,891,550)  1,891,550      $0.20
   Options exercised.....................        --     (100,000)     $0.20
                                          ----------  ----------      -----
   Balance at December 31, 1997..........    248,450   1,791,550      $0.20
   Shares authorized.....................  3,860,000         --         --
   Options granted....................... (1,537,120)  1,537,120      $0.30
   Options exercised.....................        --   (1,495,500)     $0.22
   Options canceled......................     38,500     (38,500)     $0.24
                                          ----------  ----------      -----
   Balance at December 31, 1998..........  2,609,830   1,794,670      $0.27
   Options granted.......................   (526,600)    526,600      $0.53
   Options exercised.....................        --      (14,500)     $0.24
   Options canceled......................     46,750     (46,750)     $0.37
                                          ----------  ----------      -----
   Balance at June 30, 1999..............  2,129,980   2,260,020      $0.33
                                          ==========  ==========      =====

    The options outstanding and exercisable at December 31, 1998 are as follows:

                  Options Outstanding          Weighted-Average
           ------------------------------------   Remaining
           Exercise Price   Number Outstanding Contractual Life Vested Options
           --------------   ------------------ ---------------- --------------
                                                  (In years)
               $0.20              818,300            8.7           207,137
               $0.30              872,370            9.6            50,000
               $0.50              104,000            9.9            21,500
                                ---------                          -------
                                1,794,670                          278,637
                                =========                          =======

    The options outstanding and exercisable at June 30, 1999 are as follows:

                  Options Outstanding          Weighted-Average
           ------------------------------------   Remaining
           Exercise Price   Number Outstanding Contractual Life Vested Options
           --------------   ------------------ ---------------- --------------
                                                  (In years)
               $0.20              810,050            8.2           375,588
               $0.30              907,370            9.1           190,125
               $0.50              288,100            9.6            24,500
               $0.63              254,500            9.9               --
                                ---------                          -------
                                2,260,020                          590,213
                                =========                          =======

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

    The weighted-average fair value of options granted in fiscal 1997 and 1998 was $0.05 and $0.86, respectively. At December 31, 1997, 1998, and June 30, 1999, 75,000, 1,064,250, and 677,125 shares of common stock issued upon the exercise of options were subject to repurchase at a weighted-average price of $0.20, $0.23, and $0.24, respectively.

    Pro forma net loss information is required to be disclosed by SFAS 123 and has been determined as if the Company has accounted for its employee stock options under the fair market value method of that statement. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions:

                                                           1997         1998
                                                       ------------ ------------
     Expected dividend yield..........................      0%           0%
     Risk-free interest rate range.................... 5.9% to 6.6% 4.4% to 5.6%
     Expected life....................................   5 years      5 years

    The full effect of SFAS 123 will not be fully reflected until fiscal 2002.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss information is as follows (in thousands, except per share amounts):

                                                               Year ended
                                                              December 31,
                                                             -----------------
                                                              1997      1998
                                                             -------   -------
   Net loss--as reported.................................... $(3,170)  $(4,703)
                                                             =======   =======
   Net loss--pro forma...................................... $(3,191)  $(4,748)
                                                             =======   =======
   Basic and diluted net loss per share--as reported........  $(0.64)  $ (0.70)
                                                             =======   =======
   Basic and diluted net loss per share--pro forma.......... $ (0.65)  $ (0.70)
                                                             =======   =======

    In October through December 1998, the Company granted 51,500 fully vested nonqualified common stock options to consultants at $2.25 and $4.00 per share for services rendered. In addition, in September 1998, 75,000 shares of common stock were issued to consultants for services at $2.25 per share. The fair value of the common stock issued and stock options granted were $257,000 and was recorded as an expense in the period. During the six months ended June 30, 1999, the Company issued 190,000 shares of common stock for services rendered and certain technology rights. The value of these shares was $835,000 and was recorded as an expense in the period.

    During the year ended December 31, 1998 and during the six months ended June 30, 1999, in connection with the grant of certain share options to employees, the Company recorded deferred stock compensation of $352,000 and $2.1 million, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock for financial reporting purposes on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on a graded vesting method. During the six months ended June 30, 1999, the Company recorded amortization of deferred stock compensation expense of approximately $341,000 (none for the year ended December 31, 1998). Additional deferred compensation of approximately $11,453,000 is expected to be recorded based on the deemed fair value of common stock options granted to employees during September 1999. The Company also expects to record additional deferred compensation with respect to stock options granted to consultants in September 1999, totaling

                                 MAXYGEN, INC.

  (Information for the six months ended June 30, 1998 and 1999 is unaudited)

$513,000. Options granted to consultants are periodically valued as they vest in accordance with SFAS 123 and EITF 96-18 using a Black-Scholes model and the following weighted-average assumptions for 1999: estimated volatility of 0.7, risk-free interest rate of 5.0%, no dividend yield, and an expected life of the option equal to the full term, generally five years from the date of grant.

Common Stock

   The founders' shares issued in March 1997 are also subject to repurchase until fully vested in four years. At December 31, 1997, 1998, and June 30, 1999, 1,575,000, 1,050,000, and 525,000 shares, respectively, of common stock at a weighted-average price of $0.20 per share were subject to repurchase.

   At December 31, 1998, the Company has reserved shares of common for future issuance as follows:

       Conversion of convertible preferred stock.....................  7,466,667
       1997 Stock Option Plan........................................  4,404,500
                                                                      ----------
                                                                      11,871,167
                                                                      ==========

   At June 30, 1999, the Company has reserved shares of common stock for future issuance as follows:

       Conversion of convertible preferred stock..................... 11,098,031
       1997 Stock Option Plan........................................  4,390,000
                                                                      ----------
                                                                      15,488,031
                                                                      ==========

9. Income Taxes

   At December 31, 1998, the Company had federal net operating loss carryforwards of approximately $5.4 million. The Company also had federal research and development tax credit carryforwards of approximately $300,000. The net operating loss and credit carryforwards will expire at various dates beginning in the year 2012 through 2018, if not utilized.

   Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31 are as follows:

                                                                December 31,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                               (In thousands)
   Net operating loss carryforwards........................... $ 1,000  $ 1,800
   Research credits...........................................     100      400
   Capitalized research and development.......................     --       100
   Deferred revenue...........................................     --       900
   Other......................................................     100      200
                                                               -------  -------
   Total deferred tax assets..................................   1,200    3,400
   Valuation allowance........................................  (1,200)  (3,400)
                                                               -------  -------
   Net deferred tax assets.................................... $   --   $   --
                                                               =======  =======

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


    Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1.2 million and $2.2 million during the years ended December 31, 1997 and 1998, respectively.

10. Subsequent Events (Unaudited)

 Grant Award

    In September 1999, the Company was awarded a Defense Advanced Research Projects Agency grant totaling approximately $6.8 million for a research and development project. The term of the grant agreement is three years.

 Initial Public Offering

    In September 1999, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the preferred stock outstanding will automatically convert into 11,098,031 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

    In September 1999, the board of directors approved an amendment to the Company's articles of incorporation to authorize 5,000,000 shares of undesignated preferred stock, for which the board of directors is authorized to fix the designation, powers, preferences, and rights and an increase in the authorized number of shares of common stock to 70,000,000 shares.

    In September 1999, the Company's board of directors approved an increase in the number of shares of common stock reserved for issuance under the 1997 Stock Plan to 7,500,000 shares.

    In October 1999, the Company's board of directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 400,000 shares of the Company's common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during defined offering periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The initial offering period will commence on the effective date of the offering. In addition, the Purchase Plan provides for annual increases of 200,000 shares available for issuance under the Purchase Plan beginning with fiscal 2000.

    In October 1999, the Company adopted the 1999 Nonemployee Directors Stock Option Plan and reserved a total of 300,000 shares of common stock for issuance thereunder. Each nonemployee director who becomes a director of the Company will be automatically granted a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which such person first becomes a director. At each board meeting immediately following each annual stockholders meeting beginning with the first board meeting after the 1999 Annual Stockholders Meeting, each nonemployee director will automatically be granted a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the director plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the director plan is ten years. Each initial grant under the director plan will vest as to

                                 MAXYGEN, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

25% of the shares subject to the option one year after the date of grant and at a rate of 25% of the shares at the end of each year. Each subsequent grant will vest in full one year after the date of grant. The director plan will terminate in September 2009, unless terminated earlier in accordance with the provisions of the director plan.

                                  UNDERWRITING

    Maxygen and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., and Invemed Associates LLC are the representatives of the underwriters.

                                         Number
                                           of
               Underwriters              Shares
               ------------              -------
     Goldman, Sachs & Co.
     BancBoston Robertson Stephens Inc.
     Invemed Associates LLC

                                         =======
     Total
                                         =======

    The underwriting agreement provides that if any of the shares of common stock are purchased by the underwriters, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an
additional             shares from Maxygen to cover such sales. They may
exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Maxygen. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                Paid by Maxygen
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per Share.................................................. $        $
   Total...................................................... $        $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $      per share from the initial public offering price. Any
of these securities dealers may resell any shares purchased from the
underwriters to other brokers or dealers at a discount of up to $      per
share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    Maxygen has agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

    As of October 1, 1999, Invemed Associates LLC, one of the underwriters, held 363,636 shares of common stock through Invemed Fund L.P., a fund for which Invemed Associates is the sole general partner. These shares were purchased in June 1999 for $5.50 per share. Certain officers of Invemed Associates hold 104,876 shares of common stock, of which 69,423 shares were purchased in August 1998 for $3.00 per share and 35,453 shares were purchased in June 1999 for $5.50 per share. In addition, a minority shareholder and director of Invemed Associates' corporate parent, Invemed Securities, Inc., owns an aggregate of 9,621 shares of common stock, of which 4,167 shares were purchased in August 1998 for $3.00 per share and 5,454 shares were purchased in June 1999 for $5.50 per share.

Invemed and the aforementioned affiliated stockholders have agreed, for a period of 180 days following the date of this prospectus, that they will not sell, transfer, assign, pledge, hypothecate or otherwise transfer these shares.

    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be negotiated among Maxygen and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Maxygen's historical performance, estimates of Maxygen's business potential and earnings prospects, an assessment of Maxygen's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Maxygen has made application to list the shares of common stock on The Nasdaq National Market under the symbol "MAXY."

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    Maxygen currently anticipates that it will request the underwriters to
reserve up to     shares of its common stock for sale at the initial public
offering price to persons designated by Maxygen through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. The reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    Maxygen estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately
$         .

    Maxygen has agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act of 1933.

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  16
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Financial Data..................................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  26
Management...............................................................  42
Certain Transactions.....................................................  51
Principal Stockholders...................................................  54
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  58
Legal Matters............................................................  59
Change in Independent Auditors...........................................  59
Experts..................................................................  60
Where You Can Find Additional Information................................  60
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

                               ----------------

      Through and including     , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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                                      Shares

                                 Maxygen, Inc.

                                 Common Stock

                               ----------------

                                    [LOGO]

                               ----------------


                             Goldman, Sachs & Co.

                              Robertson Stephens

                              Invemed Associates

                      Representatives of the Underwriters


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                                    PART II

                     Information Not Required In Prospectus

Item 13 Other Expenses of Issuance and Distribution.*

    The following table sets forth all expenses to be paid by Maxygen, other than the underwriting discounts and commissions payable by Maxygen in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                     AMOUNT TO
                                                                      BE PAID
                                                                     ----------
   Registration fee................................................. $
   NASD filing fee..................................................
   Nasdaq National Market...........................................
   Blue sky qualification fees and expenses.........................
   Printing and engraving expenses..................................
   Legal fees and expenses..........................................
   Accounting fees and expenses.....................................
   Transfer agent and registrar fees................................
   Miscellaneous expenses...........................................
     Total.......................................................... $
                                                                     ==========

--------
*To be supplied by amendment.

Item 14 Indemnification of Officers and Directors.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our Certificate of Incorporation and Bylaws and the indemnification agreement to be entered into between us and our directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Company and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15 Recent Sales of Unregistered Securities.

    Since our incorporation in May 1996, we have sold and issued the following securities:

1. In March 1997, we issued to Affymax Technologies, N.V. and Glaxo Group Limited (both subsidiaries of Glaxo Wellcome plc) a total of 5,460,000 shares of common stock in exchange for the transfer of intellectual property and other technology assets. In addition, we sold an aggregate of 2,100,000 shares of common stock to four founders of Maxygen for aggregate consideration of $420,000 which was paid by promissory note, secured by the common stock underlying the stock purchase. In May 1998, we issued 125,000 shares of common stock to the California Institute of Technology in exchange for the license of intellectual property. In September 1998, we sold 75,000 shares of common stock to three of our consultants for aggregate consideration of $22,500. In

March 1999, we issued 15,000 shares of common stock to Cahan & Associates in consideration for consulting services. In April 1999, we issued 50,000 shares of common stock to the University of Washington in exchange for the license of intellectual property.

2. In March 1997, we sold 2,500,000 shares of Series A preferred stock to two investors for aggregate consideration of $5,000,000. In December 1997, we sold 290,000 shares of Series A preferred stock to 16 investors for aggregate consideration of $580,000. In April 1998, we sold 5,000 shares of Series A preferred stock to one investor for aggregate consideration of $10,000.

3. In August 1998, we sold 3,666,667 shares of Series B preferred stock to 63 investors for aggregate consideration of $10,966,000.

4. In December 1998, we sold 1,000,000 shares of Series C preferred stock to Pioneer Overseas Corporation for an aggregate consideration of $5,000,000.

5. In June 1999, we sold 3,636,364 shares of Series D preferred stock to 62 investors for aggregate consideration of $19,917,000.

6. In August 1999, we sold 800,000 shares of Series E preferred stock to AstraZeneca Holdings, B.V. for aggregate consideration of $5,000,000.

7. Since our incorporation, we have issued, and there remain outstanding, options to purchase an aggregate of 3,031,795 shares of common stock with exercise prices ranging from $0.20 to $0.75 per share. Since our incorporation, options to purchase 2,340,830 shares of common stock have been exercised for aggregate consideration of $838,369.

   There were no underwriters employed in connection with any of the transactions set forth in Item 15.

   The issuances of securities described in Items 15(1) through 15(6) were deemed to be exempt from registration under the Securities Act in reliance on
Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances of securities described in Item 15(7) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans approved by the registrant's board of directors. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16 Exhibits and Financial Statement Schedules.

    (A) EXHIBITS

 Exhibit
 Number                          Description of Document
 ------- ----------------------------------------------------------------------
   1.1*  Form of Underwriting Agreement
   3.1   Certificate of Incorporation, as currently in effect
   3.2   Amended Certificate of Designations, Preferences and Rights of Series
         A Preferred Stock, as currently in effect
   3.3   Amended Certificate of Designations, Preferences and Rights of Series
         B Preferred Stock, as currently in effect
   3.4   Amended Certificate of Designations, Preferences and Rights of Series
         C Preferred Stock, as currently in effect
   3.5   Certificate of Designations, Preferences and Rights of Series D
         Preferred Stock, as currently in effect
   3.6   Certificate of Designations, Preferences and Rights of Series E
         Preferred Stock, as currently in effect
   3.7   Bylaws, as currently in effect
   3.8   Amended and Restated Certificate of Incorporation, to be effective upon closing
   3.9   Amended and Restated Bylaws, to be effective upon closing
   4.1*  Specimen Common Stock Certificate
   4.2   Registration Rights Agreement among the Company, Affymax Technologies
         N.V., Dr. Zaffaroni and Glaxo Wellcome plc dated March 14, 1997
   4.3   Amendment to Registration Rights Agreement and Consent dated as of
         July 31, 1998 between Maxygen and certain holders of Series A preferred stock
   4.4   Second Amendment to Registration Rights Agreement and Consent dated as of December 23, 1998 among Maxygen and certain holders of Series A preferred stock and Series B preferred stock
   4.5   Third Amendment to Registration Rights Agreement and Consent dated as of June 15, 1999 among Maxygen, and certain holders of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock
   4.6   Series E Preferred Stock Purchase Agreement between Maxygen,
         AstraZeneca Holdings, B.V. and Zeneca Limited dated as of June 18,
         1999
   4.7   Fourth Amendment to Registration Rights Agreement and Consent dated as of August 6, 1999 among Maxygen, certain holders of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock
   5.1*  Opinion of Heller Ehrman White & McAuliffe
  10.1   1997 Stock Option Plan, as amended
  10.2   Form of Promissory Note dated March 14, 1997 executed by each of
         Russell J. Howard, Isaac Stein and Willem P.C. Stemmer in favor of
         Maxygen
  10.3+  Technology Transfer Agreement among Maxygen, Affymax Technologies N.V.
         and Glaxo Wellcome plc dated March 14, 1997, as amended, effective
         March 1, 1998
  10.4   Lease between Metropolitan Life Insurance Company and Maxygen dated
         October 21, 1998
  10.5   First Amendment to Lease dated as of February 26, 1999 by and between
         Metropolitan Life Insurance Company and Maxygen
  10.6   Promissory Note dated April 22, 1999 executed by Joseph Affholter and
         Roxanne Affholter in favor of Maxygen
  10.7   Form of Director Indemnification Agreement
  10.8   1999 Nonemployee Directors Stock Option Plan
  10.9   1999 Employee Stock Purchase Plan
  10.10  Form of Promissory Note issued in connection with exercise of stock options
  16.1   Letter re change in certifying accountant
  23.1   Consent of Ernst & Young LLP, Independent Auditors

 Exhibit
 Number                         Description of Document
 ------- --------------------------------------------------------------------
  23.2*  Consent of Heller Ehrman White & McAuliffe (included in Exhibit 5.1)
  24.1   Power of Attorney (included on page II-5)
  27.1   Financial Data Schedule

--------
 *to be filed by amendment
 +confidential treatment requested

    (B) FINANCIAL STATEMENT SCHEDULES.

    All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.


Item 17 Undertakings

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on the 20th day of October 1999.

                                        MAXYGEN, INC.

                                        By: /s/ Russell J. Howard_______________
                                       Russell J. Howard, Ph.D.
                                     President and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Isaac Stein and Simba Gill, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                            Title                     Date
              ---------                            -----                     ----

 /s/ Russell J. Howard, Ph.D.         President, Chief Executive       October 20, 1999
 ____________________________________  Officer and Director
 Russell J. Howard, Ph.D.              (Principal Executive Officer)

 /s/ Simba Gill, Ph.D.                Senior Vice President of         October 20, 1999
 ____________________________________ Business Development and Chief
 Simba Gill, Ph.D.                    Financial Officer (Principal
                                      Financial and Accounting
                                      Officer)

 /s/ Isaac Stein                      Chairman of the Board            October 20, 1999
 ____________________________________
 Isaac Stein

 /s/ Robert J. Glaser, M.D.           Director                         October 20, 1999
 ____________________________________
 Robert J. Glaser, M.D.

 /s/ M.R.C. Greenwood, Ph.D.          Director                         October 20, 1999
 ____________________________________
 M.R.C. Greenwood, Ph.D.

 /s/ Adrian Hennah                    Director                         October 20, 1999
 ____________________________________
 Adrian Hennah

 /s/ Gordon Ringold, Ph.D.            Director                         October 20, 1999
 ____________________________________
 Gordon Ringold, Ph.D.


                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 ------- ----------------------------------------------------------------------
   1.1*  Form of Underwriting Agreement
   3.1   Certificate of Incorporation, as currently in effect
   3.2   Amended Certificate of Designations, Preferences and Rights of Series
         A Preferred Stock, as currently in effect
   3.3   Amended Certificate of Designations, Preferences and Rights of Series
         B Preferred Stock, as currently in effect
   3.4   Amended Certificate of Designations, Preferences and Rights of Series
         C Preferred Stock, as currently in effect
   3.5   Certificate of Designations, Preferences and Rights of Series D
         Preferred Stock, as currently in effect
   3.6   Certificate of Designations, Preferences and Rights of Series E
         Preferred Stock, as currently in effect
   3.7   Bylaws, as currently in effect
   3.8   Amended and Restated Certificate of Incorporation, to be effective upon closing
   3.9   Amended and Restated Bylaws, to be effective upon closing
   4.1*  Specimen Common Stock Certificate
   4.2   Registration Rights Agreement among the Company, Affymax Technologies
         N.V., Dr. Zaffaroni and Glaxo Wellcome plc dated March 14, 1997
   4.3   First Amendment to Registration Rights Agreement and Consent dated as of July 31, 1998 between Maxygen and certain holders of Series A preferred stock
   4.4   Second Amendment to Registration Rights Agreement and Consent dated as of December 23, 1998 among Maxygen and certain holders of Series A preferred stock and Series B preferred stock
   4.5   Third Amendment to Registration Rights Agreement and Consent dated as of June 15, 1999 among Maxygen, and certain holders of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock
   4.6   Series E Preferred Stock Purchase Agreement between Maxygen,
         AstraZeneca Holdings, B.V. and Zeneca Limited dated as of June 18,
         1999
   4.7   Fourth Amendment to Registration Rights Agreement and Consent dated as of August 6, 1999 among Maxygen, certain holders of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock
   5.1*  Opinion of Heller Ehrman White & McAuliffe
  10.1   1997 Stock Option Plan, as amended
  10.2   Form of Promissory Note dated March 14, 1997 executed by each of
         Russell J. Howard, Isaac Stein and Willem P.C. Stemmer in favor of
         Maxygen
  10.3+  Technology Transfer Agreement among Maxygen, Affymax Technologies N.V.
         and Glaxo Wellcome plc dated March 14, 1997, as amended, effective
         March 1, 1998
  10.4   Lease between Metropolitan Life Insurance Company and Maxygen dated
         October 21, 1998
  10.5   First Amendment to Lease dated as of February 26, 1999 by and between
         Metropolitan Life Insurance Company and Maxygen
  10.6   Promissory Note dated April 22, 1999 executed by Joseph Affholter and
         Roxanne Affholter in favor of Maxygen
  10.7   Form of Director Indemnification Agreement
  10.8   1999 Nonemployee Directors Stock Option Plan
  10.9   1999 Employee Stock Purchase Plan
  10.10  Form of Promissory Note issued in connection with exercise of stock options
  16.1   Letter re change in certifying accountant
  23.1   Consent of Ernst & Young LLP, Independent Auditors
  23.2*  Consent of Heller Ehrman White & McAuliffe (included in Exhibit 5.1)
  24.1   Power of Attorney (included on page II-5)
  27.1   Financial Data Schedule

--------
 *to be filed by amendment
 +confidential treatment requested